                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                               SMALL BUSINESS ISSUERS
         UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                            FIX-CORP INTERNATIONAL, INC.
                   (Name of Small Business Issuer in its charter)

                   DELAWARE                                34-1783774
      (State or other jurisdiction of                    (IRS Employer
       incorporation or organization)                 Identification No.)


                         3637 SOUTH GREEN ROAD / SUITE 201
                         BEACHWOOD, OHIO             44122
               (Address of principal executive offices)    (Zip Code)


                     Issuer's telephone number  (216) 292-3182

            Securities to be registered under Section 12(b) of the Act:

             Title of each class              Name of each exchange on which
               to be so registered              each class is to be registered

                    NONE                                    NONE

            Securities to be registered under Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $ 0.001 PER SHARE
                                  (Title of class)



                                          1
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PART I

ITEM 1.  DESCRIPTION OF BUSINESS


     Fix-Corp International, Inc. (the "Company") was organized under the laws of the state of Delaware on October 27, 1995. A predecessor of the Company was initially incorporated on August 11, 1995 under the laws of the state of Utah and under the name Lifechoice, Inc. The acquisition by the Company of a company organized by Mark Fixler, the Company's Chief Executive Officer, President and Chairman of its Board of Directors, involved several events in or about October, 1995, including the following: (i) the Company changed its name from Lifechoice, Inc. to Fix-Corp International, Inc.; (ii) Mr. Fixler assumed control of the Company with 90% of its then-outstanding common stock; (iii) the Company was redomiciled from being a corporation organized under Utah law to one organized in Delaware; and (iv) the Company was transformed, from being a public shell (under its prior name) with shareholders but no operations or assets, to a corporation with the operations described below. (See notes 1 and 11 to the Financial Statements.)



     The Company's principal business is the manufacturing of recycled plastic (in particular, high-density polyethylene or "HDPE") resin, through its wholly-owned subsidiary, Fixcor Industries, Inc. ("Fixcor"), a Delaware corporation incorporated on December 17, 1996. During January, 1998 the Company commenced the manufacturing of plastic pallets from recycled resin through its wholly-owned subsidiary, Pallet Technologies, Inc. ("Pallet Technologies"), a Delaware corporation, incorporated on July 7, 1997. Pallet Technologies was originally incorporated under the name Palletech, Inc. but amended its certificate of incorporation on December 15, 1997 to change its name.



     The Company also markets jewelry products for corporate awards and gifts and extends financing to small businesses collateralized by purchase orders. These two businesses constituted substantially all of the businesses of the Company prior to the end of fiscal year 1996. During the first nine months of fiscal year 1997, however, revenues from these businesses constituted less than 10% of the Company's total revenues, with more than 90% of its revenues generated by the manufacturing of recycled plastic resin. (See Part I, Item 2, "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.")



     In December, 1996, the Company acquired a recycling plant in Heath, Ohio, also known as the Heath Resource Recovery Plant (the "Facility"), from Quantum Chemical Corporation ("Quantum"). In connection with this acquisition, in December, 1996, the Company formed Fixcor to own and operate the Facility. On January 8, 1997, the first processing line at the Facility became operational. During July, 1997, the Company formed Pallet Technologies to manufacture plastic pallets from recycled plastic resin. The Company expects that it will dedicate significantly less resources to the corporate awards jewelry marketing and purchase order financing businesses, that the plastic recycling business will continue to grow, and that the operations of Fixcor and Pallet Technologies will generate a greater percentage and, eventually, substantially all of the revenue of the Company in fiscal year 1998, such that the Company is considered primarily to be in the plastic recycling and recycled products business.


                                      1

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RECENT DEVELOPMENTS



     All equipment ordered for Pallet Technologies' operations at the Facility was delivered in December, 1997 and installation commenced within the first week after delivery. Installation was complete and limited production began during January, 1998. Production was substantially at full capacity by the end of February, 1998, with the date of first revenue expected to occur in March, 1998. As of February 10, 1998, Pallet Technologies had approximately $5 million in advance orders. Instead of purchasing the recycled plastic resin pellets from Fixcor as previously disclosed, Pallet Technologies, at commencement of its operations, is purchasing resin pellets from unaffiliated third parties at market rates. These resin pellets are currently readily available and Pallet Technologies believes that they will continue to be readily available for the foreseeable future.



     The Company's corporate awards jewelry marketing business activity is still continuing on a limited basis. Revenues from corporate awards jewelry marketing business for fiscal year 1997 were approximately 3.9% of the Company's revenue, on an unaudited basis. The purchase order financing business is being phased out. As of September 30, 1997 the aggregate principal of the purchase order financing contracts was approximately $800,000, and as of December 31, 1997 this amount was reduced to approximately $30,000, and the Company is not entering and does not intend to enter into any additional purchase order financing arrangements. Revenues from purchase order financing business for fiscal year 1997 were approximately 2.2% of the Company's revenue, on an unaudited basis.



     The Company has no current plans to spin-off the Facility's operations in an initial public offering. Discussion of a spin-off in the notes to the Financial Statements was based on long-range options considered by the Company. Management views a spin-off as an alternative for the future consideration, but has no present plan to pursue that alternative. (See note 8 to the Financial Statements.)



     There has been a material change in the cost of raw material since the date of the interim financial statements. The per pound cost of raw material has decreased for both mixed and natural raw material. For mixed raw material, the decrease has been from a range of $0.24 to $0.32 during the first nine months of fiscal year 1997 to a range of $0.23 to $0.28 during the last three months of fiscal year 1997. For natural raw material, the decrease has been from a range of $0.35 to $0.42 during the first nine months to a range of $0.30 to $0.35 during the last three months. Management believes that this change is attributable to a decline in demand. (Fixcor's resin prices have declined correspondingly, so that its margins have remained relatively consistent.)



     In February, 1998, the Company entered into an agreement (the "UV Agreement") on February 3, 1998 with Universal Vinyl Corp. ("UV"), a Florida corporation, as seller, and Yoram Aisenberg and Avraham Weinstein, jointly and severally as guarantors of UV's obligations. Under the UV Agreement, certain conditions having been satisfied, on February 28, 1998, the Company acquired the assets of UV, whose operations are located at a plant in Medley, Florida, a suburb of Miami. The purchase price of these assets is $1.04 million. The source of funds for this acquisition is cash on hand, arising from the various capital raising activities of the Company.



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     The Company intends to utilize the assets acquired under the UV
Agreement through its wholly-owned subsidiary, Poly Style Industries, Inc. ("Poly Style"), incorporated under Delaware law on February 18, 1998. The Company intends that Poly Style will move and operate those assets to and at space (the "Florida Plant") identified and to be leased in Medley, Florida. That lease and relocation is not expected to be finalized until approximately the end of April, 1998.



     The operations, as to which the assets acquired from UV relate, consist of the manufacturing of plastic vertical blinds from extruded polyvinyl chloride ("PVC"). PVC is expected to be purchased from third party suppliers at market rates, averaging approximately $0.80 per pound, a price that has not recently materially fluctuated according to Mr. Aisenberg. The Company believes that this raw material is readily available. Poly Style's customers are expected to be wholesale fabricators. Its competition consists primarily of Hunter-Douglas Corp, Laserlight Inc. and Graber Inc. The Company does not believe that the Florida Plant will be subject any environmental regulations the annual cost of compliance with which would be material. Mr. Aisenberg is expected to be named President of Poly Style.



     In addition to being the President of UV, Mr. Aisenberg is a director of Nitro Plastic Technologies of Israel ("Nitro"). Nitro owns the proprietary injection molding process licensed to and used by Pallet Technologies in manufacturing pallets. In February, 1998, Nitro, Mr. Aisenberg and Pallet Technologies entered into the First Amended Licensing and Marketing Agreement under which the the royalty rate of $2.50 per pallet sold under Pallet Technologies' original agreement with Nitro is reduced to $0.50 during the first five years and $0.25 during the next five years. Pallet Technologies, in addition to continuing its operations at the Facility, has ordered (at an aggregate installed cost of approximately $4.0 million) and, during approximately the third quarter of fiscal 1998 expects install at the Florida Plant equipment, and to commence the production of pallets from plastic resin pellets acquired from third party suppliers. See
Part I, Item 1, "DESCRIPTION OF BUSINESS--PATENTS, TRADEMARKS AND LICENSES" and Part I, Item 2, "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION--PHASE 3."



SPECIAL NOTE--FORWARD-LOOKING STATEMENTS


     Certain statements contained in this Registration Statement, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the size and growth of the plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in


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forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this Registration Statement. Certain of these factors are discussed in more detail elsewhere in this Registration Statement. Given these uncertainties, readers of this Registration Statement and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

THE COMPANY


     The Company has three wholly-owned subsidiaries, Fixcor, Pallet Technologies and Poly Style. Fixcor owns and operates the Facility, located in the Mid-Ohio Industrial Park at 1835 James Parkway in Heath, Ohio 43056. The Company currently leases the UV Plant, located at 9200 N.W. 102nd Street in Medley, Florida 33170. Pallet Technologies' operations take place at the Facility, and in the future will take place also at the Florida Plant. PolyStyles' operations take place at the Florida Plant. The closest major metropolitan area to the Facility is Columbus, Ohio, about 30 miles away.
The closest major metropolitan area to the Florida Plant is Miami, Florida, of which Medley is a suburb. Within the plastics industry, the Company intends to establish itself as a high volume supplier of recycled HDPE resin. Simultaneously the Company intends to pursue a program of vertical integration whereby it has the capacity to utilize recycled plastic resin pellets and fabricate a value-added plastic end product. Management has contemplated from time to time a spin-off of certain of its operations. However, the Company has taken no material action to pursue a spin-off, does not currently contemplate a spin-off, and no assurances can be made that a spin-off or similar transaction will occur. (See note 8 to the Financial Statements.)


ACQUISITION OF THE FACILITY

     In December, 1996, the Company consummated the acquisition of the Facility pursuant to the Purchase and Sale Agreement (the "Quantum Agreement"), a copy of which is attached to this Registration Statement. The Facility was acquired from Quantum, a Virginia corporation with its principal place of business located in Cincinnati, Ohio. The Facility includes a stand-alone post-consumer plastic recycling operation involving two parallel recycling lines inside a 50,000 square foot building on its own plot of ground with access to an adjoining railroad spur and truck scale, plus various other support equipment.


     In connection with the acquisition of the Facility, the Company obtained bridge financing from Gordon Brothers Capital Corp., a commercial lender with its principal place of business located in Boston, Massachusetts. This bridge financing was in the amount of $2,500,000 and was secured by a first mortgage on the Facility and a security interest in all inventory, accounts receivables and contracts with customers. Mr. Fixler also guaranteed the Company's obligations under the bridge financing agreement. (Copies of the principal documents evidencing this financing and guarantee are attached to this Registration Statement.)



     Upon consummation of the purchase of the Facility and prior to the securing of permanent financing, the Company entered into a formal Acquisition Agreement (the "Acquisition


                                          4
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Agreement") under which the Company conveyed the Facility to Fixcor in connection with its original subscription to all of the shares of common stock of Fixcor. Mr. Fixler was also a party to this Acquisition Agreement. Before the Company acquired the Facility under the Quantum Agreement, he had a non-written option to purchase the Facility. He waived his option to purchase and this waiver allowed the Company to make the acquisition. In addition, he personally guaranteed the bridge financing for the purchase of the Facility, and the Company issued to him 5,000,000 shares of common stock of the Company (the "Common Stock"), valued at $6,000,000, or $1.20 per share, all of which were restricted shares. Mr. Fixler was principally responsible for representing the Company in these transactions.


     In May, 1997, Fixcor secured financing for the Facility from NationsCredit Commercial Corporation. This consisted of revolving loans up to $7,000,000 for inventory and account receivable financing, permanent financing, and equipment acquisition. This financing included a mortgage security agreement which encumbered substantially all of the assets of the Facility. Mr. Fixler is the guarantor of this facility in an amount up to $750,000 plus expenses.

OPERATIONS AT THE FACILITY


     The Facility produces post-consumer high density polyethylene (HDPE) plastic resin pellets. The Facility has three recycling lines which are capable of producing approximately 66,000,000 to 72,000,000 pounds of post-consumer plastic resin per year. The Company expects that the average selling price of this resin can be maintained for the foreseeable future at the current level of approximately $0.35 per pound, resulting in annual gross sales of approximately $23,000,000 to $25,200,000 per year with all three processing lines operating.



     The manufacturing process is substantially automated and runs around the clock, permitting Fixcor to utilize three shifts. Fixcor's current production (i.e., output that it expects to produce through approximately the end of the first quarter of fiscal year 1998) is sold out. With the third line operating since October, 1997, Fixcor expects its capacity to come closer to meeting the demand for the HDPE resin. The Company believes that it can sell all of the resin that the Facility can and will produce in the near future. Company management believes that the recycling of HDPE is not generally a seasonal business, either with respect to the supply of raw materials or with respect to customers' demand. The demand is one that the Company believes is not currently being met. While Fixcor's business is not concentrated on any one region of the United States, and while it has no current plans to do so, the Company believes that it may be advantageous in the future to expand by opening plants in other regions of the United States to be closer to suppliers and customers. The Company expects, and has made plans, to expand the Facility during fiscal year 1998. Fixcor currently has no sales to foreign customers. Its customers are generally companies with annual sales revenue of between $50,000,000 and $250,000,000. In addition, management believes that Fixcor enjoys a competitive advantage over its competitors due to an advantageous rate for electric power from Ohio Power. Fixcor owns its own substation that regulates and supplies its power. The national rate charged to commercial customers is $0.09 per kilowatt hour. Fixcor pays $0.032 per kilowatt hour for use at the Facility. This differential translates into a cost of $0.011 per pound of plastic produced. In addition, the Facility has its own waste water treatment plant. This permits the Facility to recycle 50% to 75% of the water that it consumes per day and aids in lowering the cost of producing resin pellets.

     The Facility is designed to produce recycled HDPE. HDPE is a constituent ingredient of many consumer packaging plastic products. The prices of raw materials are a function of, among other things, the manufacturing capacity for such raw materials of such consumer products. In the event of cost increases for raw materials, failure to achieve corresponding sales price increases in a timely manner, sales price erosion without a corresponding reduction in raw material costs or failure to renegotiate favorable raw material supply contracts could have a material adverse effect on the Company.


PALLET TECHNOLOGIES



     Pallet Technologies, a subsidiary formed in July, 1997, specializes in the production of plastic pallets. Pallet Technologies has installed in the Facility a specialized, state-of-the-art injection molding machine which transforms resin pellets into plastic pallets. This will enable the Company to be less dependent on commodity pricing and instead achieve pricing which reflects the value added properties of a finished good. The pallets will be produced from recycled plastic resin obtained from third parties at market rates. Pallet Technologies completed engineering work, ordered, received, and installed equipment at the Facility, and operations commenced in January, 1998. See Part I, Item 1, "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS" for more information regarding Pallet Technologies. The Company believes that plastic possesses numerous advantages over wood, the material currently used for pallets: plastic is extremely durable, has historically been less expensive, possesses greater strength, will serve for a much longer term of service and, when its life is over, can itself be recycled.



     In July, 1997, the Company, Fixcor and Pallet Technologies, as borrowers, secured financing from Gordon Brothers Capital Corp., in the form of a $3,500,000 line of credit, intended to finance the acquisition of equipment for use in the operations of Pallet Technologies. This facility is secured by substantially all of the assets of the Company and its subsidiaries. Mr. Fixler is the guarantor of this line of credit in an amount up to $1,000,000. All financing from NationsCredit Commercial Corporation was refinanced through Gordon Brothers Capital, LLC (successor to Gordon Brothers Capital Corp.) in December, 1997. This resulted in the Company, Fixcor and Pallet Technologies being the borrowers on a revolving credit facility in the principal amount of $7,000,000, $3,500,000 of which principal matures in October, 1998.


LEVERAGE

     As discussed above, the Company is significantly leveraged. It has entered into security agreements with two lenders which substantially encumber all of the Company's assets. The Company's future operating performance and ability to service or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond its control, and consequently the Company may be unable to service all of its debt in the future. There can be no assurance that the Company's future operating performance will be sufficient to service such indebtedness or that the Company will be able to refinance its indebtedness in whole or in part.

     The degree to which the Company is leveraged can have significant effects on the Company, including the following: (i) the Company's ability to obtain additional financing in the


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


future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its existing indebtedness, thereby reducing funds available for operations; (iii) the agreements governing the Company's indebtedness and convertible debentures contain certain restrictive covenants. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, primarily interest rate levels and financial, competitive, business and other factors, many of which are beyond its control.

CUSTOMERS

     Fixcor ships the resin it produces to its customers by rail and truck. The resin is used by Fixcor's customers for manufacturing plastic pipe and for containers for household cleaners such as laundry detergent and bleach (but not for containers of items for human consumption). Generally, in manufacturing the plastic containers from the resin, customers mix the resin with other materials, but do not do so in the manufacturing of plastic pipe.

     Fixcor's accounts payable, as well as its accounts receivable, are generally due within 35 days of invoice. The Company believes that this is consistent with industry practice. Fixcor's operations and budget account for the delay between paying for the raw materials and being paid for the resin produced. Again, the Company believes that this is consistent with industry practice.


     No customer of Fixcor purchases 30% or more of Fixcor's production. The one customer that approaches purchasing 30% of the production is H. Muehlstein & Co., to whom Fixcor sells resin for further distribution. No other customer purchases more than 10% of Fixcor's production. Pallet Technologies' operations commenced during January, 1998, and the Company expects its revenues to commence during the first quarter of fiscal year 1998. The Company sells its production through purchase orders. These purchase orders are solicited or received from interested parties by representatives of the Company making direct and indirect contact with potential consumers of resin and pallet products.



     Management expects that the customers of Pallet Technologies will be closed-loop warehouses and distribution centers, such as large retailers who are directly involved in much of the manufacturing, warehousing and retail distribution of their products. No customer purchases, or has placed a purchase order in a quantity that would make that customer a purchaser of 10% or more of Pallet Technologies' production. Pallet Technologies has received advance purchase orders for pallets produced by Pallet Technologies in amounts in excess of $5,000,000. The Company expects to ship Pallet Technologies' products through traditional rail and truck channels.


RAW MATERIALS


     Polyethylene constitutes the principal raw material used in the recycling of plastic processed by the Company's subsidiaries. This raw material must be sorted and baled before it can be utilized. Generally, there has been no problem obtaining sorted and baled HDPE raw


                                          7

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materials, which are available from a wide variety of suppliers, including but not limited to major waste haulers and landfills. Costs for these raw materials used by Fixcor tend to fluctuate with various economic factors which generally affect the Company and its competitors. The availability of raw materials was adequate in 1996 and 1997 and management expects it to remain adequate throughout 1998. Since Fixcor had not operations during 1996, it has no direct information with respect to the price of raw materials during that year. Based on discussions with current suppliers, it appears that the cost of raw materials was approximately the same as the cost that the Company incurred during 1997. The Company believes that there is adequate inventory of raw materials to meet Fixcor's production requirements, and that its practices are consistent with industry norms. See Part I, Item 1, "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS."


PATENTS, TRADEMARKS AND LICENSES


     Pallet Technologies has entered into a Licensing and Marketing Agreement with Nitro, a copy of which is attached to this Registration Statement. Under that agreement, Pallet Technologies is the sub-licensee of certain proprietary injection molding technology for the manufacturing of plastic pallets and other products from recycled plastic. The Company believes that otherwise it and its subsidiaries have all rights necessary to carry on their operations. In particular, in connection with the acquisition of the Facility from Quantum, the Company purchased equipment and other tangible assets that it believes are necessary for Fixcor's operations. The Company is not the holder of any letters patent, trademark or copyright registrations, and has not applied for any of the foregoing. Pallet Technologies uses the trademark "POWER-PAL 2000" with respect to its pallets, but has not registered or applied for registration of that trademark.


CALIFORNIA GRANT AND ALLIED SIGNAL AGREEMENT


     In June, 1997, the Company was awarded a $256,868 research grant from the Integrated Waste Management Board of the State of California to develop a solution to the problems associated with non-recyclable HDPE motor oil containers, which have historically been sent to landfills. The solution will involve the separation of the remaining oil from the "empty" container, and then the recycling of the HDPE container and the separate recycling of the remaining oil. To do this, in September, 1997, Fixcor entered into a license agreement with The Federal Manufacturing & Technologies business unit of AlliedSignal Inc. ("AlliedSignal") under which AlliedSignal licenses to Fixcor certain technology and Fixcor pays a license fee and ongoing royalties based principally on sales of products sold arising out of use of the licensed technology. The Company expects that a prototype of equipment using this technology will be available for limited use by the end of the second quarter of fiscal year 1998. A copy of the license agreement between Fixcor and AlliedSignal is attached to this Registration Statement.


     The Company has not spent significant amounts on research and development in the past and, except for the grant from the State of California, does not expect its research and development budget in the future to be material.

EMPLOYMENT AGREEMENTS


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     Mr. Fixler has entered into a written employment agreement with the Company with a term of three years commencing January 1, 1997 and Gary M. DeLaurentiis has entered into an employment agreement with the Company with a term of five years commencing January 1, 1997. See Part I, Item 6, "Executive
Compensation." No other employees have written employment or collective bargaining agreements with the Company or any of its subsidiaries. A copy of each employment agreement is attached to this Registration Statement. Neither the Company nor any of its subsidiaries has an employment agreement with Mr. Aisenberg, but the Company expects to formalize that employment relationship in a written agreement in the future.


COMPETITION


     Fixcor sells a commodity (recycled HDPE plastic) in a commodity market. As is true with all commodity markets, this market is highly competitive, although Fixcor has experienced no difficulty in running at full capacity and selling its full production. Nevertheless, many of its competitors are considerably larger than the Company and have substantially greater financial and other resources than the Company, while others are significantly smaller with lower fixed costs and greater operating flexibility. The Company has approximately 15 competitors. With the addition of Pallet Technologies' operations and production of an end product, the Company expects to be less dependent on the market for the plastic resin that Fixcor produces.


ENVIRONMENTAL MATTERS AND GOVERNMENT REGULATION


     The business operations of the Company and the ownership and operations of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. Management believes that the Company is in compliance with all applicable environmental laws and regulations, and no change with respect to this compliance has occurred since the date of the interim Financial Statements included in this Registration Statement. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in inquiries relating to compliance with environmental laws, permits and other environmental matters. In the future, the Company may be identified as a potentially responsible party and be subject to liability under applicable law. No assurances can be given that additional environmental issues will not require future expenditures.


     The plastics industry, in general, and the Company also are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although the Company believes that the legislation promulgated to date and such initiatives to date have not had a material adverse

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effect on the Company, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on the Company.

     Fixcor's current expenses for compliance with environmental laws and regulations is approximately $300,000 per year, primarily the cost of water treatment. Two environmental "Phase I" examinations were done in connection with the purchase of the Facility and the reports from those examinations did not reveal any contamination.


     Fixcor has made no material capital expenditures, and expects to make none, for environmental control facilities in connection with the recently installed third operating line, and Pallet Technologies expects to make none in connection with its operations at the Facility.


     The United States Food and Drug Administration (the "FDA") regulates the content of direct-contact food containers and packages, including containers and packages made from recycled plastics and paper products. The FDA currently limits the amount of recycled materials that can be used in such containers and packages.

EMPLOYEES


     As of February 20, 1998, the Company and its subsidiaries had a total of 91 employees, all of whom were full-time employees. Of these, Fixcor had 78 production personnel and a support staff of seven at the Facility. The Company had another six employees at its headquarters office in Beachwood. The Company expects Poly Style to have approximately 15 employees at the Florida Plant. The Company has no collective bargaining agreement with its employees and no union represents them. There have been no interruptions or curtailments of operations due to labor disputes and the Company believes that relations with its and its subsidiaries' employees are good.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

DEVELOPMENT STAGE ACTIVITIES

     In December, 1996, the Company formed Fixcor, a wholly-owned subsidiary. This entity acquired the Facility, a stand-alone post-consumer plastic recycling operation. The acquisition significantly changed the focus of the Company from corporate awards jewelry marketing and financing to the manufacturing of plastic resin.

     With this acquisition, the Company's business plan may be divided into four phases based upon the services performed, the products produced, and the products and services to be performed and produced.


     Note 2(C.) to the December 31, 1996 audited financial statements indicates that for the year ended December 31, 1995, the Company incurred a bad debt of $962,471. This charge to earnings related to the Company's Purchase Order Financing business. As a result of an uncollectible financing, the Company incurred this expense. After incurring this loss, the Company changed the procedures it utilized to secure its interest in these transactions to preclude any future losses. In fact, no losses have been incurred in these transactions since 1995.

     For the year 1996, and 1997, no bad debt provision was deemed necessary since, in the opinion of management, all trade receivables are collectible including the insignificant amount of purchase order financing receivables outstanding as of December 31, 1997, $30,000.


PHASE 1

     This phase of the business plan relates to the source of the Company's revenues prior to acquisition of the Facility now owned and operated by Fixcor. The sources of these revenues were corporate awards jewelry marketing and the extension of financing to small businesses collateralized by purchase orders.

PHASE 2


     With the acquisition of the Facility in Heath, Ohio, the Company, through its wholly-owned subsidiary, became the owner and operator of a stand-alone post-consumer plastic recycling operation. This operation contains three operating lines. The first became operational January 8, 1997, the second March 4, 1997, and the third October 22, 1997. Since the acquisition of this Facility, the corporate awards jewelry marketing and the financing of purchase orders has become an immaterial portion of the revenues and operations of the Company. Funding of the Facility acquisition was made by obtaining bridge financing in the amount of $2.5 million from Gordon Brothers Capital Corp., and the issuance of 5,000,000 restricted common shares of the Company. The bridge financing was secured by a mortgage on the Facility, and a security interest in all inventory, accounts receivables and contracts with customers, and a personal guarantee of Mr. Fixler. On May 14, 1997, the Company replaced this bridge financing with permanent financing from NationsCredit Commercial Corporation for up to $7,000,000. This financing consisted of a security agreement on all of Fixcor's assets, and a credit line based upon a percentage of inventory and accounts receivable. All financing from NationsCredit Commercial Corporation was refinanced through Gordon Brothers Capital, LLC (successor to Gordon Brothers Capital Corp.) in December, 1997. This resulted in the Company, Fixcor and Pallet Technologies being the borrowers on a revolving credit facility in the principal amount of $7,000,000, $3,500,000 of which principal matures in October, 1998. See Part I, Item 1, "DESCRIPTION OF BUSINESS--THE COMPANY, --ACQUISITION OF THE FACILITY and --PALLET TECHNOLOGIES."


PHASE 3



     On July 7, 1997, the Company formed another wholly-owned subsidiary, Pallet Technologies. The purpose of this subsidiary is to specialize in the production of plastic pallets. Pallet Technologies has ordered a specialized, state-of-the-art, injection molding machine which transforms resin pellets, produced by Fixcor, into plastic pallets. Installation of this equipment was completed during January, 1998 and management expects to have it operating at full capacity by the end of the first quarter of fiscal year 1998. The approximate cost of the equipment, molds, transportation and installation of the equipment for Pallet Technologies' operation at the Facility is $4.0 million, and the approximate cost of equipment, transportation and installation at the Florida Plant is expected to be $3,000,000, in addition to approximately $1.0 million, the cost of molds.
Not taking into consideration Pallet Technologies' operations at the Florida Plant, which the Company expects to commence during the third quarter of fiscal year 1998, the Company conservatively estimates that Pallet Technologies revenues for 1998 will be $13.0 million. With Pallet Technologies operations running at the Florida Plant, the Company estimates that 1998 revenues will be $20.0 million. Permanent financing for the Pallet Technologies equipment for installation at the Facility was secured from Gordon Brothers Capital Corp. See Part I, Item 1, "DESCRIPTION OF BUSINESS."


PHASE 4


     During September, 1997, the Company's wholly-owned subsidiary, Fixcor entered into an agreement with AlliedSignal. Under this licensing agreement, Fixcor is entitled to utilize technology owned by AlliedSignal in the recovery of oil and plastic from shredded motor oil containers. This process produces two useable products from a previous waste stream. The Company expects to commence these operations during fiscal year 1998. The agreement requires Fixcor to pay royalties to AlliedSignal based upon the volume of recycling performed by Fixcor under these licenses.


PHASE 5


     During February, 1998, the Company's wholly-owned subsidiary, Poly Style entered into the UV Agreement, under which Poly Style acquired substantially all of the assets of UV initially for operation at the Florida Plant, for a purchase price of approximately $1.04 million. Poly Style will manufacture plastic vertical window blinds from extruded PVC. The Company expects that Poly Style's operations will commence during the second quarter of fiscal year 1998. See Part I, Item 1, "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS."


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996, AS COMPARED TO SEPTEMBER 30, 1997


     Substantially all revenues for fiscal year 1996 were from corporate awards jewelry marketing, and financing of purchase orders. The Company had no revenues for this period from the Fixcor or Palletech operations.



     Revenues for the twelve months in fiscal year 1996 from the purchase order financing were $510,779 versus $191,795 for the nine months ended September 30, 1997, an annualized decrease of 50 percent. The reduction in revenues reflects a change in the orientation of the Company from financing sales to manufacture of resin and, ultimately resin products. During the fourth quarter of 1997, financing of purchase orders declined to the point that only one receivable was outstanding related to this activity as of December 31, 1997, and that balance was only $30,000.



     Revenues from merchandise sales for the year ended December 31, 1996, were $232,824. These revenues for the first nine months of 1997 were $187,964 resulting in an annualized increase in sales of 7.6%. This increase in volume is expected to continue into 1998. Although the Company is expending limited time and resources in this operation, as a result of contacts developed in prior years, the revenues from these sales continue to have limited growth.

     For the nine months ended September 30, 1997, the revenues of Fixcor were $5,441,225. Cost of goods sold on these sales was $4,089,419 resulting in a gross margin of 24.8 percent. This operation was the primary focus of the Company for the fourth quarter of 1997. With the addition of another resin processing line during October, 1997, and future expansion plans, it is expected that revenues in 1998 will be substantially higher than those in 1997.



     General and administrative expenses for the year ended December 31, 1996, were $454,632 compared with $1,523,379 for the nine months ended September 30, 1997. This increase is a result of gearing up the Fixcor operations. It includes salaries and direct compensation related to the production and operation of the Heath facility; fees and expenses incurred related to third party borrowings and the sale of equity shares in the Company; and, the professional fees necessary to meet regulatory commitments.



     The Company believes that the reported trends in the recycled plastic resin business will continue to grow since demand exceeds supply and as Fixcor has increased its capacity it has still been unable to meet all demand. The Company also does not believe that any of its competitors will be able to meet that demand in the foreseeable future.


LIQUIDITY AND CAPITAL RESOURCES AS OF SEPTEMBER 30, 1997

     The Company's cash balance increased by $2,174,002 to $2,398,541 from December 31, 1996 to September 30, 1997 and working capital increased by $4,473,009 to $11,706,800 from December 31, 1996 to September 30, 1997. The increases are the result of three occurrences. First, funds were generated by internal operations and formula borrowings on inventories (up to 55%) and receivables (up to 85%).

     The second source of funds was from the issuance of capital stock. During the nine months ended September 30, 1997, 3,490,986 shares were issued resulting in additional funds of $4,751,475. These monies were used to acquire additional equipment and fund working capital needs in Fixcor's operations.


     As of September 30, 1997, other than ordering and installing equipment for use by Fixcor at the Facility in capital expenditures and commitments therefor were minimal. As of that date Pallet Technologies ordered its equipment, making a commitment of approximately $4.0 million. Since that date, the only substantial capital expenditures have been the ordering of additional equipment for Pallet Technologies' operations at the Florida Plant (estimated to cost $4.0 million and to be installed during the third quarter of fiscal year 1998), and the acquisition of business assets from UV for approximately $1.04 million for Poly Style's operations.



     Management believes that the present cash balances and funding available through the permanent financing and line of credit will be sufficient to meet the needs of the Fixcor operations. However, additional funding may be necessary with regard to the Pallet Technologies' operations in connection with their commencement during the first three quarters of fiscal year 1998, and in connection with the commencement of Poly Style's operations during that period. Management is working with financial institutions to ensure that sufficient monies are available to meet these needs, and it is believed that those monies will be available. See the discussion of the "CONVERTIBLE DEBENTURES" below.


CONVERTIBLE DEBENTURES


     On October 24, 1997, pursuant to a Convertible Debenture Purchase Agreement, the Company issued and sold in a private placement to two institutional investors an aggregate $5,000,000 principal amount of Debentures bearing interest at the rate of 6% per annum, payable quarterly in arrears, and due October 24, 2000 (the "October Debentures"). On November 25, 1997, pursuant to an Amended and Restated Convertible Debenture Purchase Agreement and collateral documents, the interest rate to the October Debentures was reduced to 5% (retaining the original October 24, 1997 effective date of the October Debentures), and the Company issued new Debentures in the principal amount of $3,000,000 to one of the October, 1997 investors, bearing a rate of 5% per annum, payable quarterly in arrears, and due November 25, 2000. The

Company expects to use the net proceeds of the transactions primarily for the acquisition of equipment for the start-up and expansion of Pallet Technologies and Fixcor operations. The principal amount of the Debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (ii) 84% (previously 85% under the October documents) of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion. Except in limited circumstances, the conversion rights are subject to an aggregate limit of 4.9% of the Company's outstanding Common Stock.



     The purchasers also received warrants to purchase an aggregate 331,400 shares of Common Stock at an exercise price equal to $3.91 per share. The warrants are exercisable at any time through October 24, 2000. One of the purchasers also received warrants to purchase an aggregate 198,840 shares of Common Stock at that same price, exercisable at any time through November 25, 2000. The Company has reserved authorized shares of Common Stock sufficient to cover conversion of Debentures (and payment of interest thereon in shares of Common Stock) and the exercise of the warrants, and is required to effect and maintain for three years a registration statement under the Securities Act covering resales by the holders of such shares following conversion of Debentures (and payment of interest thereon in shares of Common Stock) and exercise of warrants.



     In January, 1998, the Company issued to the same two purchasers $2,500,000 aggregate principal amount of three-year, 4% convertible debentures, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.34, or (ii) 83% of the average of the 5 lowest closing bid prices for the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 198,413 shares of Common Stock at an exercise price equal to $3.34 per share. The warrants are exercisable at any time through January 22, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and exercise of such warrants



     The debenture transaction documents include additional representations, warranties, covenants and default provisions not atypical for such financings. The principal October 24, 1997, November 25, 1997 and January 22, 1998 debenture transaction documents are attached to this Registration Statement.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Facility is located in an industrial park which is about three miles from Interstate 70 and two miles from U.S. Highway 40, within the city limits of Heath (Licking County), Ohio. The closest metropolitan area is Columbus, Ohio, about 30 miles away. There is vacant land to the north which has been zoned for additional industrial buildings. The site is approximately 10 acres.

     The Facility was constructed in 1991 and includes 48,000 square feet of space for manufacturing and an additional 1,643 square feet for a finished office area. In connection with the third operating line, Fixcor put into service 7,000 of these 48,000 square feet. There is also a concrete slab in the rear with a portion of it covered by a canopy. The site is served by a railroad spur to the south.

     Fixcor holds the title to the real estate and real estate improvements constituting the Facility. To secure its permanent financing, Fixcor granted the lender a continuing security interest in all of Fixcor's property, including the Facility.


     The book value of the Facility represented more than 10% of the total assets of the Company as of the end of fiscal year 1996. Currently, the only planned material renovation, improvement or further development of the Facility is the installation of equipment related to Pallet Technologies operations. The estimated cost of this improvement was approximately $4,000,000, financed by cash on hand, primarily using certain of the proceeds of the convertible debentures. The Company believes that the value of the real estate and improvements at the Facility are subject to general economic conditions. In the opinion of management, the Facility is adequately covered by insurance. The Company has no current plans to lease out any portion of the Facility. With respect to each component of the Facility upon which depreciation is taken, the following table sets forth the projected federal tax basis, life claimed and method for purposes of depreciation.




               BASIS          LIFE CLAIMED     METHOD

Building       $2,000,000     39 years         Straight-line
Equipment      $12,500,000    10 years         Straight-line



The projected realty tax rate on the Facility is $51.90 per $1,000 of valuation. The land is valued at $87,500. The gross annual real estate tax is approximately $4,500 per year which is reduced by rebates to a net amount of approximately $3,300.


     The Company leases 1,147 sq. ft. of office space at 3637 South Green Road, Suite 201, Beachwood, Ohio 44122 at a lease rate of $1,383 per month. The lease has a term of one year commencing November 15, 1997. Beachwood is a suburb of Cleveland, Ohio.



     The Company expects to lease the Florida Plant from a third party, but that lease has not been finalized. The UV Plant and the Florida Plant are located in Medley, Florida, a suburb of Miami, Florida. The Company intends to allocate space at the Florida Plant between the operations of Poly Style and Pallet Technologies.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT


     The following table sets forth the beneficial ownership of the Company's principal stockholders, defined as parties that own five percent or more of the common stock, as of February 20, 1998.

COMMON STOCK



                         Amount and Name and Address   Amount and Nature of
Beneficial Owner         of Beneficial Owner           Percent of Class

Mark Fixler              9,968,725*                    29.27%
3637 South Green Road
Suite 201
Beachwood, Ohio 44122




--------------

* Includes 4,000,000 shares which are subject to options granted by the Company to Mr. Fixler, which are exercisable during the term of his current employment agreement with the Company.

The following table sets forth information with respect to the beneficial ownership of the Common Stock by the Directors of the Company and the Directors and officers of the Company as a group.

COMMON STOCK



                              Amount and Name and Address   Amount and Nature of
Beneficial Owner              of Beneficial Owner           Percent of Class

Mark Fixler                   9,968,725*                    29.27%
3637 South Green Road
Suite 201
Beachwood, Ohio 44122

All Directors and Officers
as a Group                    10,098,725*                   29.66%



* Includes 4,000,000 shares which are subject to options granted by the Company to Mr. Fixler, which are exercisable during the term of his current employment agreement with the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


     MARK FIXLER, 41, is the Company's Chief Executive Officer and President and the Chairman of its Board of Directors. Prior to founding Fix-Corp International, Inc., Mr. Fixler served as President of several retail businesses chiefly engaged in the jewelry business. He was President of Richard's Jewelers, Inc. from November, 1989 until October, 1994. From October, 1994 to October, 1995 Mr. Fixler was President of Fix-Corp International, Inc., an Ohio corporation and a predecessor of the Company. He is currently President of the Village Counsel of his home community, Mayfield Village, Ohio. See Part I, Item 6, "EXECUTIVE COMPENSATION."

     GARY M. DELAURENTIIS, 53, is the President of Fixcor and a Vice President of the Company. Mr. DeLaurentiis joined the Company after it acquired the Facility. Mr. DeLaurentiis has 21 years of management experience and 10 years of experience in the plastic resin industry. Prior to joining the Company, he operated his own consulting firm, GMD & Associates, from June, 1995 to December, 1996. Prior to being a consultant, from 1991 to June, 1995, Mr. DeLaurentiis developed another start-up company in the plastic resin field, ANEW Corporation, which was subsequently sold. Mr. DeLaurentiis also negotiated with the Chinese government to develop a plastic recycling plant as part of a pilot project in a Free Trade Zone of Southern China. This occurred when he was employed by RPX Resins, Inc., another firm which he founded and managed from 1987 to 1992.

BOARD OF DIRECTORS

     The Board of Directors is composed of three individuals, Mr. Fixler, Mr. DeLaurentiis and Lawrence Schmelzer. A brief biography of Mr. Schmelzer follows. Each of the directors is serving a one-year term expiring at the annual meeting of the Company's stockholders in 1998.

     LAWRENCE C. SCHMELZER, 61, is the Chairman of 1st Cleveland Securities, Inc., a full service brokerage firm in Cleveland, Ohio, and has held that position since 1991. He is a graduate of the Wharton School of Finance and he has also studied at the New York Institute of Finance, the London School of Economics and New York University. Mr. Schmelzer has been active in the securities industry since 1959, with experience in venture capital funding, portfolio management, mergers and acquisitions. Through family partnership, he is also active in commercial real estate investment and management.

     None of the directors currently receives compensation from the Company for his service in such capacity.

DEPENDENCE ON MANAGEMENT

     The Company's success is principally dependent on its current management personnel for the operation of its business. In particular, Mr. Fixler, its President and Chief Executive Officer and Chairman of its Board of Directors, has played a significant role in the development and management of the Company. There is no assurance that additional managerial assistance will not be required. The Company has entered into an employment agreement with each of Mr. Fixler and Mr. DeLaurentiis. If the Company should lose the services of either Mr. Fixler or Mr. DeLaurentiis, the Company may be significantly affected.

ITEM 6.  EXECUTIVE COMPENSATION

     Mr. Fixler is party to a three year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $200,000 during the first year, $250,000 during the second year and $300,000 during the final year. In addition, Mr. Fixler receives a car allowance and reasonable car phone expenses, plus other benefits customarily given to executive officers. Under this agreement, Mr. Fixler is also granted an option to purchase 4,000,000 shares of common stock of the Company at a fixed price of $.50 per share and this option may be exercised at any time during the employment period. Finally, in the event of a consolidation or purchase of assets to another company or termination of employment for any other reason, Mr. Fixler is entitled to a $2,000,000 severance benefit. Prior to 1997, Mr. Fixler was not subject to a written employment agreement with the Company. He was paid a salary of $119,000 in 1996 and $64,000 in 1995.

     Mr. DeLaurentiis is party to a five year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $125,000 per year. He is also eligible for annual bonuses subject to the approval of the Board of Directors of the Company. In addition, Mr. DeLaurentiis receives a car allowance and other benefits customarily given to executive officers. He is President of Fixcor and Vice President of the Company. He was not employed by the Company or Fixcor during fiscal year 1996.

     The Company currently has no stock appreciation rights, long-term incentive, stock option plans or similar benefit plans for its executives or other employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1996, the Company loaned to Fix-Sports, Inc., a company partially owned by Mr. Fixler $26,000. This note bears interest at 10% per year and is collateralized by 52,000 shares of the Company's Common Stock. Otherwise, no director, officer, promoter or control person is, or has been, in debt to the Company. Mr. Fixler has guaranteed certain bridge and permanent financing of the Company.


     Upon consummation of the purchase of the Facility and prior to the securing of permanent financing, the Company entered into a formal Acquisition Agreement (the "Acquisition Agreement") under which the Company conveyed the Facility to Fixcor in connection with its original subscription to all of the shares of common stock of Fixcor. Mr. Fixler was also a party to this Acquisition Agreement. Before the Company acquired the Facility under the Quantum Agreement, he had a non-written option to purchase the Facility. He waived his option to purchase and this waiver allowed the Company to make the acquisition. In addition, he personally guaranteed the bridge financing for the purchase of the Facility, and the Company issued to him 6,063,036 shares of Common Stock (valued at $6,000,000 or $1.01 per share), all of which were restricted shares. Mr. Fixler also has guaranteed up to $1,000,000 of the July, 1997 financing from Gordon Brothers Capital Corp.


ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock with a par value of $0.001 per share, and 2,000,000 shares of Preferred Stock with a par value of $0.001 per share.

COMMON STOCK


     30,053,289 shares of Common Stock were issued and outstanding as of February 20, 1998.

     Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Reference is made to the Company's Amended and Restated Certificate of Incorporation and Bylaws which are attached as exhibits to this Registration Statement, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of stockholders.


     Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. At the Company's annual meeting held in May, 1997, the stockholders approved a provision whereby a quorum shall be deemed present for the conduct of business at either an annual meeting of the stockholders or at a special meeting of the stockholders with only one-third of the outstanding shares represented, either in person or through proxy.


PREFERRED STOCK

     No shares of preferred stock of the Company (the "Preferred Stock") were issued and outstanding as of October 1, 1997. Shares of Preferred Stock were issued during the second and third quarters of fiscal year 1997, but all have been converted to Common Stock by the holders thereof.

     Subject to the Company's Amended and Restated Certificate of Incorporation and the Delaware General Corporation Law, the terms of one or more classes or series of Preferred Stock, including dividend rights, conversion prices, voting rights, redemption prices and similar matters will be determined by the Board of Directors.

TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is CDR Transfer Inc., located at 412 Main Street, Old Saybrook, Connecticut 06475.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's Common Stock is traded over-the-counter ("OTC") on the Electronic Bulletin Board (the "Bulletin Board") maintained by the National Association of Securities Dealers ("NASD") under the Symbol "FIXC."


     As of February 20, 1998, 30,058,289 shares of Common Stock were issued and outstanding, and there were approximately 478 record holders of Common Stock.
As of that date, no shares of Preferred Stock were issued and outstanding.  (See
Part I, Item 8, "Description of Securities.") Mr. Fixler holds certain options to purchase shares of Common Stock under his employment agreement with the Company. (See Part I, Item 6, "EXECUTIVE COMPENSATION.")



     The following table sets forth the range of high and low sales prices for the Common Stock on the OTC Bulletin Board for each quarter for fiscal years 1996 and 1997.




Quarter Ending           High           Low

12/31/97                 4-5/8          2-11/16
9/30/97                  4-1/4          1-3/8
6/30/97                  3/4            1/2
3/31/97                  7/8            1/2
12/31/96                 15/16          7/16
9/30/96                  13/16          5/8
6/30/96                  1-9/16         11/16
3/31/96                  1-1/2          13/16



     The source of this information is America Online quotation services. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

RESTRICTED SECURITIES

     A significant portion of the Company's Common Stock is held by insiders and persons who acquired shares in private offerings. These are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. In general, Rule 144 provides that, during any three-month period, each person holding restricted securities can sell an amount of such securities equal to the greater of (a) 1% of the number of outstanding shares, or (b) the average weekly reported trading volume of those securities during the preceding four calendar week period, provided that certain conditions are met. One of these conditions is that the stock must be purchased for investment purposes and held for a minimum period of one year, and in some instances even longer. Sales of these restricted securities under Rule 144 or otherwise by current stockholders of the Company could have a depressive effect on any trading market for Common Stock. No predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market may adversely affect market prices, and may impair the Company's ability to raise capital at that time through additional sale of its equity securities.

NO DIVIDENDS


     The Company has not declared or paid any dividends on its Common Stock and there is no assurance that the Company will pay dividends in the future. The Company currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant. Any decision to pay dividends is subject to Delaware law, under which the Company is permitted to pay cash dividends only (i) out of the Company's capital surplus (the excess of net assets over stated capital) or (ii) out of the net income of the Company for the fiscal year in which the dividend is declared and/or the preceding fiscal year.


SECONDARY TRADING RESTRICTIONS


     The Common Stock is governed by a Securities and Exchange Commission rule for "penny stocks" (defined as stocks that cost $5.00 or less per share) that imposes additional sales practice burdens and requirements upon broker-dealers which sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by this penny stock rule, broker-dealers must make a special suitability determination for the unaccredited purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the penny stock rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons now owning or subsequently acquiring the Company's securities to resell such securities in any trading market that may develop. Although the Company's goal is to have its securities included in the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), which would exempt such securities from the above rule, there is no assurance that the Company will meet the NASDAQ listing requirements. Based on discussions with broker-dealers, the Company believes that there are numerous market makers for the Common Stock, with the following being principal market makers: Fahnestock & Co.; Financial America Securities, Inc.; Herzog, Heine, Geduld, Inc; Mayer & Schweitzer, Inc.; M.H. Meyerson & Co.;
Nash Weiss Division Shatkin; Paragon Capital Corp.; Sharp Capital, Inc.; Troster, Singer, Stevens, Roth; and Wien Securities Corp. Other market makers of which the Company is aware are: Comprehensive Capital Corp.; GVR Co.;
Hill, Thompson, Magid & Co.; Mercer Bokert Buckman & Reid, Inc.; NAIB Trading Co.; National Financial; North American Investment; Northeast Securities
Corp.; Olsen Payne & Co.; Ryan S.W. & Co.; Sherwood Securities Corp.; Wall Street Equities; Wm. M. Frankel & Co.; and the third market makers known by the codes FMLY, GMFI and HJMC.


PRICE VOLATILITY OF THE COMPANY'S SHARES

     The Common Stock is traded on the NASD OTC Electronic Bulletin Board. Because of the limited market for Bulletin Board stocks, even mild expressions of interest may have a profound impact upon the stock's price on any given day. Accordingly, Bulletin Board stock customarily experience above average price fluctuations and volatility. Accordingly, the Company's common stock should be expected to experience substantial price changes in short periods of time, owing to the vagaries of the Bulletin Board exchange for stocks. Even if the Company is performing according to its plan and there is no legitimate financial component for this volatility, it must still be expected that substantial percentage price swings will occur in these securities for the foreseeable future, and percentage changes in stock indices (such as the Dow Jones Industrial Average) could be magnified, particularly in downward movements of the markets.


      In March and April, 1996, a person purporting to represent an entity known as AMR Group ("AMR") approached the Company had represented they could assist the company with private placements of its securities. As a result thereof, certain non-exclusive memorandum type agreements were entered to by and between the Company and AMR, one being an Investor Agreement (the
"Investor Agreement") and the other being a Consulting Agreement (the "Consulting Agreement"). The terms of the Investor Agreement are vague. The understanding of the Company was that AMR would provide assistance in financial structuring, debt and/or equity funding, Private and Public Placements and negotiation strategies, in consideration for which AMR was to be granted warrants for 2 million shares (500,000 shares at each of the following exercise prices: $0.05, $1.00; $3.00; and $5.00). Under the Consulting Agreement, AMR was to receive a fee based on financing from a source originated by AMR. AMR did not provide any of the services for which the Company contracted and the agreements were deemed to be terminated by the Company. After virtually no contact in two (2) years, in January and February, 1998, AMR contacted the Company and asserted a right to exercise certain warrants. The Company maintained its position that any agreements with AMR had terminated due to non-performance. In addition, a check of the records of the Ohio Secretary of State's indicates that no entity, trade name or fictitious name has ever been registered under the name "AMR Group".


ITEM 2.  LEGAL PROCEEDINGS

     The Company is from time to time made a party to legal proceedings arising in the ordinary course of business. The Company does not believe that the results of such legal proceedings, even if unfavorable to the Company, will have a materially adverse impact on its financial condition or the results of its operations.


     The Company is a third party defendant in a lawsuit pending in the Common Pleas Court of Cuyahoga County, Ohio, GLOBAL INVESTMENTS & ADVISORY GROUP, INC.
V. 3DM, LIMITED LIABILITY CO., ET AL. V. FIX-CORP INTERNATIONAL, ET AL. This proceeding began on approximately July 9, 1997 when the Company was served with a third party complaint filed by 3DM, Limited Liability Co. ("3DM") on May 12, 1997. This case arises out of the relationship between the Company and 3DM, which the Company believes has been terminated and settled, and the relationship between 3DM and Quantum in connection with the acquisition of the Facility (See
Part I, Item 1, "DESCRIPTION OF BUSINESS," and "DESCRIPTION OF BUSINESS, ACQUISITION OF THE FACILITY".) The latter relationship was the subject of prior litigation in which the Company was also joined as a party defendant with 3DM. The Company subsequently was dismissed from this earlier litigation. 3DM did not bring any claim against the Company in the prior litigation, and a default judgment was entered against 3DM and its principals on the matter of its breach of its agreement with Quantum. In its claim against the Company, 3DM seeks compensatory damages in excess of $25,000 and attorney fees in each of Counts I through VII of the third party complaint and punitive damages in excess of $25,000 and attorney fees in Count VIII. On February 2, 1998 the Company filed a motion to dismiss the third party complaint filed against the Company for failure to state a claim and for the reason that the Company is not a proper subject of a third party complaint under the applicable rules of civil procedure. The Company expects that this motion will be granted. The Company does not believe that the pending litigation involving 3DM will have a material adverse effect on the Company or its operations.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company did not engage an independent accountant until during fiscal year 1997, when it engaged Harmon & Company, CPA, Inc., Columbus, Ohio, generally, and in particular for purposes of preparing the Financial Statements included with this Registration Statement. The Company has had no material disagreements with its accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


     In October, 1995, pursuant to the reorganization involving the Company and following a reverse stock split and other transactions, the outstanding shares of Common Stock of the Company were held as follows: 3,600,000 restricted shares held by Mr. Fixler, 204,020 restricted shares held by an affiliate and consultant of the Company's predecessor, and 195,980 shares held by the public shareholders of the Company's predecessor.


     During the period November, 1995 through August, 1996, pursuant to Rule 504 of Regulation D, the Company offered and sold to approximately 160 purchasers 2,000,000 shares of Common Stock at $.50 per share.



     During the period November, 1996 through May, 1997, the Company issued approximately 4,000,000 additional shares of Common Stock for various purposes and consideration. The Company treated all such issuances as exempt from registration under Rule 504 of Regulation D, and the transactions reflected therein included the following:



          - 750,000 shares sold at $.50 per share.



          - 125,000 shares issued in consideration of services provided by a non-affiliated party.



          - 655,000 shares sold to approximately 30 purchasers at $.60 to $.65 per share.



          - 1,000,000 shares issued to secure certain bridge financing from Generation Capital Associates (such financing was subsequently converted into 550,000 of such shares, with the balance of the shares returned to the Company).



          - 1,363,000 shares issued to BLB Financing Co. in connection with certain financing in the amount of $485,000 (such financing was finally converted into shares at $.355 per share)



     The Company has been advised that it apparently did not satisfy all requirements of the Rule 504 exemption from registration with respect to the share issuances described above.



     In January, 1996, 350,000 shares of Common Stock were issued to Mr. Fixler pursuant to Section 4(2) of the Securities Act, at a value of $.50 per share, upon conversion of certain indebtedness of the Company to Mr. Fixler.



     During the period July, 1996 through September, 1997, pursuant to Section 4(2) of the Securities Act, the Company issued approximately 2,400,000 shares of Common Stock to various consulting firms (and individuals affiliated therewith) in consideration of consulting services. The valuation of the shares varied principally with market values at the times of the transactions, with discounts due to the restricted nature of the shares.

     In September, 1996, pursuant to Section 4(2) of the Securities Act the Company sold to six purchasers 575,000 shares of Common Stock at a purchase price of $.50 per share.



     In December, 1996 in connection with certain bridge financing in the amount of $200,000, the Company granted to Generation Capital Associates, a New York limited partnership, warrants for the purchase of an aggregate of 100,000 shares of Common Stock at an exercise price of $.65 per share, which were eventually exercised at that price.



     In December, 1996 and July, 1997 in connection with debt financings from Gordon Brothers Capital Corporation and pursuant to Section 4(2) of the Securities Act, the Company granted to the lender warrants for the purchase of an aggregate of 1,000,000 shares of Common Stock at an exercise price of $0.125 per share, which the lender exercised in November, 1997. Certain "piggyback" and other registration rights with respect to the warrant shares were also granted to Gordon Brothers Capital Corporation.



     In April, 1997, pursuant to the Acquisition Agreement, the Company issued to Mr. Fixler 6,063,036 shares of Common Stock (at a value of $1.01 per share) in a transaction exempt from registration under Section 4(2) of the Securities Act.



     From June, 1997 to October 1, 1997, pursuant to an offering under Section 4(2) of the Securities Act, the Company sold 1,925,000 shares of Preferred Stock at $1.00 per share. Each share of Preferred Stock was convertible into one share of Common Stock, and as of October 1, 1997 all of the Preferred Stock had been converted into 1,925,000 shares of Common Stock. In addition, holders of Preferred Stock were granted rights to acquire additional shares of Common Stock at $1.00 per share, and 1,100,000 shares of Common Stock were issued pursuant to exercise of such rights.



     In August, 1997, pursuant to Section 4(2) of the Securities Act the Company issued 471,000 shares of Common Stock (at a value of $1.24 per share) in consideration of an equipment purchase from a commercial enterprise.



     In July through September, 1997, pursuant to various private placement transactions under Section 4(2) of the Securities Act, the Company sold approximately 2,000,000 shares of Common Stock to 33 purchasers at prices ranging from $.35 to $1.30 per share.



     All of the share transactions summarized above were made directly by the Company without use of an underwriter or placement agent and without payment of commissions or other remuneration. In each case the aggregate sales proceeds, after payment of offering expenses in immaterial amounts, were applied to the working capital of the Company or to specific equipment purchases.



     With respect to the exemption from registration of issuance of securities claimed under Section 4(2) of the Securities Act, neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or advertising. Prior to making any offer or sale, the Company had reasonable grounds to believe and believed that each prospective investor was capable of evaluating the merits and risks of the investment and was able to bear the economic risk of the investment. Each purchaser represented in writing that he was acquiring the securities for investment for his own account, and agreed that the securities would not be sold without registration under the Securities Act or exemption therefrom. Except for securities issued under Rule 504, the certificates of which bear no restrictive legend, a legend was placed on each certificate stating that the securities have not been registered under the Securities Act and setting forth the restrictions on their transferability.



     In November, 1997, pursuant to Rule 506 of Regulation D, the Company issued to two institutional investors $8,000,000 aggregate principal amount of three-year 5% convertible debentures. The transaction reflected a reissuance of $5,000,000 convertible debentures in exchange for similar debentures issued to the same purchasers in October, 1997, and a new issuance of $3,000,000 convertible debentures to one of such purchasers. The principal amount of the debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (ii) 84% of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 530,240 shares of Common Stock at an exercise price equal to $3.91 per share. The warrants are exercisable at any time through October 24, 2000 (as to 331,400 shares) and November 25, 2000 (as to 198,840 shares). Pursuant to the terms of the debentures and warrants, the Company has filed with the SEC a Registration Statement on Form SB-2 with respect to resale by the holders of shares of Common Stock issuable upon conversion of the debentures and exercise of the warrants.



     In January, 1998, pursuant to Rule 506 of Regulation D, the Company issued to the same two purchasers $2,500,000 aggregate principal amount of three-year, 4% convertible debentures, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of
(i) $3.34, or (ii) 83% of the average of the 5 lowest closing bid prices for the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 198,413 shares of Common Stock at an exercise price equal to $3.34 per share. The warrants are exercisable at any time through January 22, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and exercise of such warrants.



     The Company is subject to an administrative order (the "Order") issued in August, 1997 by the Ohio Division of Securities, and relating to certain matters deemed to constitute violations of Ohio securities laws. The Company was ordered to "cease and desist" from acts and practices found to violate Section 1707.44(C)(1), Ohio Revised Code (sales of securities not registered or exempt from registration), and Section 1707.44(B)(1) (false representations in a registration application). There were no further restrictions imposed pursuant to the Order. The Company believes that such violations resulted principally from miscommunication between the Company and its legal counsel at the time as to certain information communicated to the Ohio Division of Securities in connection with an application for registration by description filed in December, 1995 with respect to sales of the Company's common stock in Ohio. The Company believes that it is in compliance with the Order.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     On May 16, 1997, at the Company's Annual Meeting, the stockholders adopted Amended and Restated Certificate of Incorporation. Article X of those Articles provides, in accordance with Section 145 of the General Corporation Law of Delaware, that a director shall not be personally liable to the Company or its stockholders for breach of duty or care or other duty as a director, except for liability for acts not in good faith or which involve intentional misconduct, or any transaction in which the director derived an improper personal benefit or for any type of liability not contemplated by Section 145 of the General Corporation Law of Delaware. As a result of the Company's Certificate of Incorporation and Delaware law, stockholders may have more limited rights to recover against directors for breach of fiduciary duty than as compared to the standard of care imposed upon a director in the state where the investor resides. In addition, to the fullest extent permitted by Delaware law, the Company shall indemnify its corporate officers. Section 145 of the General Corporation Law of Delaware reads as follows:

     Section 145 Indemnification of officers, directors, employees and agents; insurance.

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or future director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or future director or officer is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIX-CORP INTERNATIONAL, INC.


By /s/ Andrew I. Press
   ---------------------------------------
     Andrew I. Press,
     Chief Financial Officer


Date:  February 26, 1998

                                      PART F/S

 The Company's Financial Statements and Independent Auditor's Report for the fiscal years ending December 31, 1996 and December 31, 1995, and unaudited consolidated balance sheet and consolidated income statement and statement of retained earnings for the nine month period ending
                       September 30,  1997, are included.


                                             -----------------------------
                                             -----------------------------

                                              Fix-Corp International, Inc.
                                               (formerly Lifechoice, Inc.)

                                                  Financial Statements
                                                           &
                                              Independent Auditor's Report

                                                December 31, 1996 & 1995

                                             -----------------------------
                                             -----------------------------

                            ---------------------------

                            Harmon & Company, CPA, Inc.
                                   Columbus, Ohio

                            ---------------------------

                                      -----------------------------
                                      Fix-Corp International, Inc.
                                      (formerly Lifechoice, Inc.)
                                      -----------------------------


                           INDEX TO FINANCIAL STATEMENTS


                                                                                 PAGE
                                                                                 ----
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
Statement of Changes in Stockholders' Equity . . . . . . . . . . . . . . . . . . . .5
Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .6
Notes to the Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .  7

                                                     Harmon & Company, CPA, Inc.
                                                  2000 Henderson Road, Suite 140
                                                           Columbus, Ohio  43220
                                                                   (614)326-3822
                                                             Fax  (614) 326-3824



                            INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of
Fix-Corp International, Inc.

We have audited the accompanying Balance Sheets of Fix-Corp International, Inc. as of December 31, 1996 and 1995 and the related statements of operations, cash flow, and stockholders' equity for the years then ended. These financial statements are the responsibility of the management of Fix-Corp International, Inc.. Our responsibility is to express an opinion on these financial statements based on our audit.

     We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1996 and 1995 financial statements referred to above present fairly, in all material respects, the financial position of Fix-Corp International, Inc. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/S/ Harmon & Company, CPA, Inc.
    Harmon & Company, CPA, Inc.

COLUMBUS, OHIO


April 16, 1997, except as to Notes 2, 4 & 8,
WHICH ARE DATED FEBRUARY 20, 1998

                            FIX-CORP INTERNATIONAL, INC.
                            (FORMERLY LIFECHOICE, INC.)
                                   BALANCE SHEETS
                             DECEMBER 31, 1996 AND 1995

                                              12/31/96       12/31/95
                                            ------------   ------------
ASSETS
CURRENT ASSETS
    Cash                                     $   224,539    $    33,860
    Investment in Marketable Securities          130,692            -0-
    Trade Accounts Receivable, net                88,763         59,436
    Purchase Order Financing Contracts           221,672          72,800
    Inventory                                     96,002            -0-
                                             -----------    -----------
              Total Current Assets               761,668        166,096
                                             -----------    -----------
PROPERTY, PLANT & EQUIPMENT
    (at cost less accumulated depreciation
     and amortization)
    Land & Land Held for Development             750,000            -0-
    Buildings                                  2,000,000            -0-
    Plant Equipment                            6,642,000            -0-
    Office Furniture & Fixtures                  122,500         22,500
                                             -----------    -----------
                                               9,514,500         22,500
    Less Accumulated Depreciation and
     Amortization                                 (6,428)        (3,214)
                                             -----------    -----------
         Total Property, Plant & Equipment     9,508,072         19,286
                                             -----------    -----------
DEFERRED INCOME TAXES                            412,150        359,300
                                             -----------    -----------
OTHER ASSETS & DEFERRED CHARGES                  212,226         75,826
                                             -----------    -----------
                 Total Assets                $10,894,116    $   620,508
                                             -----------    -----------

                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Secured Equipment Loan Payable           $ 2,500,000   $        -0-
    Bridge Financing Notes Payable               450,000            -0-
    Notes Payable                                598,000        500,000
    Accounts Payable                              68,008        113,183
    Accrued Interest Payable                      44,317         40,600
                                             -----------    -----------
                 Total Current Liabilities     3,660,325        653,783
                                             -----------    -----------
LONG-TERM DEBT
    Notes Payable to Officers                        -0-        160,000
                                             -----------    -----------
STOCKHOLDERS' EQUITY
    Preferred stock, $.001 par value,
     2,000,000 shares authorized, -0-
     shares issued or outstanding                      -              -
    Common Stock, $.0001 par value,
      100,000,000 shares authorized,
      7,106,056 and 20,974,024 issued and
      outstanding in 1995 and 1996                 2,097            711
    Additional Paid in Capital                 8,246,406        641,230
    Unrealized Holding Loss on Investments       (68,673)           -0-
    Retained Earnings (Deficit)                 (946,039)      (835,216)
                                             -----------    -----------
                 Total Stockholders' Equity    7,233,791       (193,275)
                                             -----------    -----------
    Total Liabilities and Stockholders'
     Equity                                  $10,894,116    $   620,508
                                             -----------    -----------

                     The accompanying notes are an integral part
                            of these financial statements.

                            FIX-CORP INTERNATIONAL, INC.
                            (FORMERLY LIFECHOICE, INC.)
                              STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                  12/31/96       12/31/95
                                                ------------   ------------
REVENUE
    Fees on Purchase Order Contract Financing   $    408,337   $    530,629
    Commission & Shared Finance Fees                 102,442        133,123
    Merchandise Sales                                232,824         91,812
                                                ------------   ------------
                        Total Revenue                743,603        755,564
                                                ------------   ------------
COST OF SALES AND CONTRACT FINANCING OPERATIONS
    Interest Expense, Contract Financing             250,822        398,087
    Bad Debts                                            -0-        962,471
    Consulting Fees & Shared Commissions              42,939        135,180
    Cost of Merchandise Sales, Including Freight     126,153         47,340
                                                ------------   ------------
         Cost of Sales and Contract Financing
          Operations                                 419,914      1,543,078
                                                ------------   ------------
                        Gross Profit                 323,689       (787,514)
                                                ------------   ------------
OPERATING EXPENSES
    Salaries, Wages and Related Costs                277,317        114,447
    Depreciation & Amortization                       19,514         19,514
    Legal & Professional, Including Consulting
     Fees                                             98,513         91,454
    Other General & Administrative                    96,038         71,564
    Deferred Preoperating Plant Startup Costs        (36,750)           -0-
                                                ------------   ------------
                        Total Expenses               454,632        296,979
                                                ------------   ------------
                    Operating Income (Loss)         (130,943)    (1,084,493)
                                                ------------   ------------
OTHER INCOME (EXPENSE)
    Interest Expense and Financing Costs, Other       32,730         30,149
                                                ------------   ------------
                    Net (Loss) Before Income
                     Taxes                          (163,673)    (1,114,642)
LESS PROVISION FOR DEFERRED INCOME TAXES
    Federal                                          (43,000)      (292,500)
                                                ------------   ------------
    State                                             (9,850)       (66,800)
                                                ------------   ------------
                    Total Deferred Income Taxes      (52,850)      (359,300)
                                                ------------   ------------
                        Net Loss                $   (110,823)  $   (755,342)
                                                ------------   ------------
Net Loss Per Common Share                             (0.008)        (0.124)
                                                ------------   ------------

Weighted Average Common Shares Outstanding        14,040,040      6,084,546
                                                ------------   ------------

              The accompanying notes are an integral part
                           of these financial statements.

                            FIX-CORP INTERNATIONAL, INC.
                            (FORMERLY LIFECHOICE, INC.)
                         STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                       COMMON STOCK          ADDITIONAL        RETAINED       TOTAL
                                  ---------------------        PAID-IN         EARNINGS   STOCKHOLDERS'
                                   SHARES       AMOUNT         CAPITAL         (DEFICIT)     EQUITY
                                  ---------    ---------    ------------      ----------- -------------
Balances at January 1, 1995, as
 originally reported               400,000     $     40         $1,960            $(100)  $    1,900
Conversion of Notes Payable        250,000           25        124,975                       125,000
Effect of Merger With
 Fix-Corp International, Inc
 (a Delaware corporation)        4,413,036          441            -0-          (79,774)     (79,333)
                                ----------     --------     ----------         --------   ----------
Balances at January 1, 1995,
 as restated                     5,063,036          506        126,935          (79,874)      47,567
                                ----------     --------     ----------         --------   ----------
Private Placement of Common
 Stock, net of issuance cost     1,249,000          125        461,875                       462,000
Issuance of Common Stock for
 payment of Professional Fees      599,020           60        149,940                       150,000
Loss on Stock Subscriptions        195,000           20        (97,520)                      (97,500)
Net loss for the period                                                        (755,342)    (755,342)
                                ----------     --------     ----------         --------   ----------
Balances at December 31, 1995    7,106,056          711        641,230         (835,216)    (193,275)
                                ----------     --------     ----------         --------   ----------
Acquisition of Ohio Resources
 Recovery Plant                  8,000,000          800      5,999,200                     6,000,000
Private Placement of Common
 Stock, net of issuance cost     4,267,968          426      1,605,976                     1,606,402
Issuance of shares to secure
 bridge financing, held in
 escrow subject to loan
 agreements                      1,600,000          160            -0-                           160
Net loss for the period                                                        (110,823)    (110,823)
                                ----------     --------     ----------        ---------
Balances at December 31, 1996   20,974,024       $2,097     $8,246,406        $(946,039)  $7,302,464
                                ----------     --------     ----------        ---------
Unrealized Holding Loss
 on Investments                                                                              (68,673)
                                                                                          ----------
                                       Total Stockholders' Equity                         $7,233,791
                                                                                          ----------
                                                                                          ----------

                   The accompanying notes are an integral part
                        of these financial statements.

                            FIX-CORP INTERNATIONAL, INC.
                            (FORMERLY LIFECHOICE, INC.)
                              STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                  12/31/96       12/31/95
                                                ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss)                              $  (110,823)   $  (755,342)

  ADJUSTMENTS TO RECONCILE NET
   INCOME TO NET CASH PROVIDED BY
   OPERATING ACTIVITIES
  Depreciation & Amortization Expense                 19,514        19,514
  Investment in Marketable Securities               (199,365)          -0-
  (Increase) Decrease in Trade Accounts Receivable   (29,327)        3,064
  (Increase) Decrease in Purchase Order
  Financing Contracts                               (148,872)      456,636
  (Increase) in Inventory                            (96,002)          -0-
  (Increase) in Deferred Tax Asset                   (52,850)     (359,300)
  Increase (Decrease) in Accounts Payable            (45,176)       31,659
  Increase in Accrued Interest Payable                 3,717        40,600
                                                ------------   -----------
    Net Cash Provided (Used) by Operating
     Activities                                     (659,184)     (563,169)
                                                ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Land & Land Held for Development      (500,000)          -0-
  Purchase of Buildings                           (1,000,000)          -0-
  Purchase of Plant Equipment                     (1,992,000)          -0-
  Purchase of Office Furniture & Fixtures           (100,000)      (22,500)
  Additions to Other Assets                         (152,700)      (95,203)
                                                ------------   -----------
    Net Cash Provided (Used) by Investing
     Activities                                   (3,744,700)     (117,703)
                                                ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Sale of Stock                      1,606,402       612,000
  Proceeds from Secured Equipment Loan Payable     2,500,000           -0-
  Proceeds from Bridge Financing Notes Payable       450,000           -0-
  Proceeds from Notes Payable, net                   198,161        36,777
  Payments on long-term debt                        (160,000)         (500)
                                                ------------   -----------
    Net Cash Provided (Used) by Financing
     Activities                                    4,594,563       648,277
                                                ------------   -----------
      Net Income Increase (Decrease) in Cash    $    190,679   $   (32,595)
                                                ------------   -----------
Cash at Beginning of Period                     $     33,860   $    66,454
                                                ------------   -----------
Cash at End of Period                           $    224,539   $    33,860
                                                ------------   -----------

                       SUPPLEMENTAL DISCLOSURES

INTEREST PAID, EXCLUDING PURCHASE
 ORDER CONTRACT FINANCING                       $     32,730   $    30,149
                                                ------------   -----------
ISSUANCE OF COMMON STOCK FOR:
  Professional Fees & Services                          -0-        150,000
                                                               -----------
  Conversion of Notes Payable                           -0-        125,000
                                                               -----------
ACQUISITION OF OHIO RESOURCES
RECOVERY PLANT, HEATH, OHIO FOR
COMMON STOCK AND ALLOCATED AS FOLLOWS:
  Land & Land Held for Development                   250,000           -0-
  Buildings                                        1,000,000           -0-
  Plant Equipment                                  4,650,000           -0-
  Office Furniture & Fixtures                        100,000           -0-
                                                ------------   -----------
                                                   6,000,000           -0-
                                                ------------   -----------

                The accompanying notes are an integral part
                      of these financial statements.

                            Fix-Corp International, Inc.
                            (formerly Lifechoice, Inc.)
                           Notes to Financial Statements
                              December 31, 1996 & 1995



NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE BUSINESS

     Lifechoice, Inc. (Lifechoice) was incorporated on August 11, 1995 under the laws of the State of Utah. On or about October 23, 1995, Fix-Corp International, Inc. (Fix-Corp), a newly-formed Delaware corporation was acquired by Lifechoice preparatory to a reverse merger in which Fix-Corp assumed control over Lifechoice, a publicly traded company listed on the NASD Bulletin Board. Lifechoice possessed no assets and no liabilities and was, in effect, a shell corporation. The COMPANY assumed the name of Fix-Corp International, Inc. and was redomiciled to Delaware.


     Effective with the COMPANY'S $9,400,000 acquisition of the Heath Resource Recovery plant and manufacturing facility, more fully described in
Note 4, the Company's primary business will be plastic resin recycling. The Company's business, therefor, consists of three (3) distinct segments: the recycling of post consumer polyethylene and other plastic resins, merchandise or product sales and purchase order contract financing. Prior to December 1996, the Company was in the business of extending financing to small businesses, collateralized by a Purchase Order issued by a reputable business. In effect, the Company funds a portion of this Purchase Order in advance, then stands in the place of its client, the Vendor, and becomes the owner of this Purchase Order and its requisite proceeds.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in the preparation of these financial statements. The financial statements and notes are the representation of the Company's Management, who is responsible for their integrity and objectivity. The policies conform to generally accepted accounting principles and have been consistently applied.

(A.) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(B.) Effect of New Accounting Pronouncements

     Effective in 1996, Fix-Corp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. Fix-Corp's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are reported as a separate component of stockholders' equity until realized. A decline in the market value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

     Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also establishes the procedures for review of recoverability, and measurement of impairment, if necessary, of long-lived assets. Fix-Corp, with the acquisition of the Heath Resource Recovery plant, adopted SFAS No.121 and determined that no impairment provision of the carrying cost of the plant was necessary.

(C.) Allowance for Doubtful Accounts

     It is the opinion of Management that all accounts receivable are collectible, therefore an allowance for doubtful accounts is not necessary. The Company incurred a bad debt of $962,471 charged against current operations in 1995.

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued

(D.) Inventory

     Inventory is stated at the lower of cost or market, using the First-in, First-out, (FIFO), method of accounting, and consists of plastic recycled products.

(E.) Property and Equipment

     Property and equipment are stated at cost. Costs of maintenance and repairs are charged to expense as incurred. Major improvements and renewals, in general, are capitalized. Acquisitions to fixed assets are depreciated on the straight-line method. The estimated useful lives used in computing depreciation were changed subsequent to the issuance of this report. The dollar effect of the change is minor in nature, as substantially all assets affected were acquired in late December, 1996, not placed in service during the year and therefor no depreciation expense was recorded. The following is a summary as follows:


                                       LIFE IN YEARS             LIFE IN YEARS
DESCRIPTION                      AS PREVIOUSLY REPORTED           AS CHANGED
-----------                      ----------------------          -------------
Buildings                              10-25 years                  39 years

Plant Machinery and Equipment           5-10 years                  10 years

Office Furniture and Fixtures            5-7 years                  10 years

     Depreciation charged against operations for the years ended December 31, 1995 and 1996 were $3,214 and $3,214, respectively.

     Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also establishes the procedures for review of recoverability, and measurement of impairment, if necessary, of long-lived assets. Fix-Corp, with the acquisition of the Heath Resource Recovery plant, adopted SFAS No.121 and determined that no impairment provision of the carrying cost of the plant was necessary.

(F.) Organizational Costs

     Organizational costs are being amortized over a period of 60 months and is presented net of accumulated amortization of $16,300 and $32,600 in 1995 and 1996, respectively. Amortization expense charged against operations for the years ended December 31, 1995 and 1996 $16,300 and $16,300, respectively.

(G.) Investment in Life Insurance

     In December 1995, the Company obtained certain life insurance policies on the life of an unrelated third party as partial settlement for certain factored purchase order financing contracts. At December 31, 1995 and 1996, the investments in the policies was $9,676 and $9,676 respectively, with no policy loans thereon. The ongoing policy premiums are paid out of the cash surrender value of the policies. Life insurance expense of $-0- and $-0- in 1995 and 1996 respectively, was included in other expense.

(H.) Deferred Taxes and Income Taxes

     During 1995 and effective with the reverse merger, more fully described in Notes 1 and 4, the Company adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" and all years presented reflect the adoption of this method. The Company has restated 1995 financial statements for comparative purposes. The effect of this restatement is the recording of a deferred tax asset of $359,300, net of a valuation allowance of $120,000, which arises solely from the estimated future benefit of the net operating loss carry-forward of approximately $1,114,000. The effect of this restatement was to reduce the net loss for the year ended December 31, 1995 by $359,300 and to reduce the net loss per common share by $.059 per share.

     In prior years, the Company had elected to be taxed under Subchapter S of the Internal Revenue Code. Effective with reverse merger and reincorporation this election was discontinued and all adjustments, which were minor in nature were included as a capital adjustment "Effect of merger with Fix-Corp International, Inc." in the Statement of Stockholders' Equity.

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued

(I.) Revenue Recognition

     Revenue from merchandise sales is generally recognized upon shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Fees on purchase order contract financing, commissions and shared finance fees are recognized upon finalization and collection of the related financing project.

(J.) Loss per Common Share

     As of December 31, 1995 and 1996, loss per common share and common share equivalent were computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES

     Effective in 1996, the Fix-Corp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. Fix-Corp's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are reported as a separate component of stockholders' equity until realized. A decline in the market value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. During 1996 an $68,673 unrealized holding loss on investments was charged directly to capital.

NOTE 4  - PLANT PURCHASE AND SALE AGREEMENT

     On December 16, 1996 the Company acquired, subject to a certain Purchase and Sale Agreement, a plant in Central Ohio, hereinafter referred to as the "Resource Recovery" plant. The assets consist of a post-consumer plastic recycling operation involving two parallel recycling lines under a single roofed structure on its own plot of ground with a permanent easement for ingress and egress to an adjoining railroad spur and truck scale and various other support equipment permitting this business to function as an independent entity. The purchase price, and allocation thereof, is summarized as follows:


                                                             AMOUNT
---------------------------------------------------------------------
Land & Land held for Development                             $750,000

Buildings                                                   2,000,000

Plant Equipment                                             6,550,000

Office Furniture & Fixtures                                   100,000
                                                           ----------
 Total Purchase Price                                      $9,400,000
                                                           ----------
                                                           ----------

     As more fully described in Note 7, included in the acquisition of the Resource Recovery plant was a Track Lease Agreement for 200' of railroad siding (including land) for the sole purpose of the storage of railroad cars owned, leased or consigned to the Company. The term of the lease is for a period of ten (10) years beginning August 14, 1996 and expiring August 14, 2006, with an option for an additional ten (10) years expiring August 14, 2016. Annual rentals, paid in advance, are $1,000 per year.

The purchase price was paid as follows


                                                             AMOUNT
---------------------------------------------------------------------
Cash                                                         $900,000

Secured Equipment Loan                                      2,500,000

Common Stock (6,521,740 restricted shares)                  6,000,000
                                                           ----------
 Total Payments                                            $9,400,000
                                                           ----------
                                                           ----------

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued


     At Closing, the Company received a general warranty deed (fee simple title) for the ground and its improvements (i.e. the physical plant), and a bill of sale for the remainder of the assets. The seller extended no express or implied warranties for the equipment transferred and disclaimed any implied warranty of merchantability and implied warranty of fitness for a particular purpose. The seller did stipulate however, that the plant was not subject to any contract or agreement with any labor union or linked to any collective bargaining agreement, and that the plant was not subject to any employee benefit or retirement programs. In addition, the seller agreed to provide personnel to consult with Fix-Corp for up to one year and assist in re-starting the facility. In addition, all blueprints, customer lists, drawings and equipment specifications were made available.


NOTE 5 - OTHER ASSETS AND DEFERRED CHARGES


Other Assets and Deferred Charges consist of the following:

                                                                     1996       1995
--------------------------------------------------------------------------------------
Note Receivable from Affiliated Company                             $26,000     $- 0 -

Disputed Finance Deposit Claim                                       90,000      - 0 -

Deferred Preoperating Plant Startup Costs                            36,750      - 0 -

Organizational Costs                                                 48,900     65,200

Investment in Life Insurance                                          9,676      9,676

Deposits                                                                900        950
                                                                   --------    -------
                                                                   $212,226    $75,826
                                                                   --------    -------
                                                                   --------    -------


     The note receivable from affiliated company results from a loan to Fix-Sports, Inc., a company partially owned by the Company's President. The note bears interest at 10% and is signed personally by the President and collateralized by 52,000 shares of the Company's common stock.

     The Disputed Finance Deposit Claim results from a deposit that the Company placed with a finance company in order to obtain financing for the Resource Recovery acquisition. No consideration was received and the Company intends to pursue action to recover the deposit. The Company's counsel believes that they have a legitimate collectible claim .

     Deferred preoperating plant startup costs consists of certain consulting, labor and maintenance costs incurred by the Company subsequent to the acquisition of the Resource Recovery plant, more fully described in
Note 4. The deferred costs will be amortized over a three (3) year (36 month) period starting on the date that the plant became fully operational in February, 1997. Additional deferred preoperating plant startup costs were incurred subsequent to the balance sheet date, however, these costs are considered minor in nature.

     As discussed in Note 2, in December 1995, the Company obtained certain life insurance policies on the life of an unrelated third party as partial settlement for certain factored purchase order financing contracts. The ongoing policy premiums are paid out of the cash surrender value of the policies. Life insurance expense of $-0- and $-0- in 1995 and 1996 respectively, was included in other expense.

NOTE 6 - DEFERRED TAXES AND INCOME TAXES

     During 1995 and effective with the reverse merger, more fully described in Notes 1 and 2, the Company adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" and all years presented reflect the adoption of this method. The Company has restated 1995 financial statements for comparative purposes. The effect of this restatement is the recording of a deferred tax asset of $359,300, net of a valuation allowance of $120,000, which arises solely from the estimated future benefit of the net operating loss carry-forward of approximately $1,114,000. The effect of this restatement was to reduce the net loss for the year ended December 31, 1995 by $359,300 and to reduce the net loss per common share by $.059 per share.

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued



THE COMPONENTS OF THE DEFERRED TAX ASSET ARE AS FOLLOWS:            1996       1995
--------------------------------------------------------------------------------------
Tax asset arising form net operating loss carryforward:

    Federal                                                        $447,375   $390,125

    State                                                           102,275     89,175
                                                                   --------   --------
                Total Deferred Tax Asset                            549,650    479,300
Less valuation for deferred tax assets                             (137,500)  (120,000)
                                                                   --------   --------
Deferred Taxes - net                                               $412,150   $359,300
                                                                   --------   --------
                                                                   --------   --------


     In prior years, the Company had elected to be taxed under Subchapter S of the Internal Revenue Code. Effective with reverse merger and reincorporation, this election was discontinued and all adjustments, which were minor in nature, were included as a capital adjustment "Effect of merger with Fix-Corp International, Inc." in the Statement of Stockholders' Equity. The components of the provision for taxes were as follows:


                                                                     1996       1995
--------------------------------------------------------------------------------------
Provision for Deferred Taxes:

    Federal                                                          $57,250  $390,125

    State                                                             13,100    89,175

    Valuation allowance                                              (17,500) (120,000)
                                                                     -------  --------
           Total                                                     $52,850  $359,300
                                                                     -------  --------
                                                                     -------  --------


     The amounts and expiration dates of the net operating loss carryforward available to the Company at December 31, 1996 are as follows:

                                                   AMOUNT       EXPIRATION DATE
--------------------------------------------------------------------------------------
Loss for the year ended December 31, 1995        $1,114,642           2010
Loss for the year ended December 31, 1996           163,674           2011
                                                 ----------
Total Net Operating Loss Carryforward            $1,278,316
                                                 ----------
                                                 ----------


NOTE 7 - SECURED EQUIPMENT LOAN PAYABLE

     The Company is a party to a Loan and Security Agreement with Gordon Brothers Capital Corporation, a Delaware company, and Mark Fixler, a principal shareholder, President and CEO, personally. The loan is for $2,500,000 bearing interest at 12 1/2% and is secured by an Open-End Mortgage to the premises located at 1835 James Parkway, Heath, Ohio, namely the post consumer plastics recycling facility or Resource Recovery plant.

     Gordon Brothers is entitled to purchase from the Company after December 16, 1997 but before December 16, 1999 (the expiration date), five hundred thousand (500,000) shares of the Company's $.0001 value common stock at a price of twenty-five cents ($0.25) per share (the Purchase Price). Such shares under option are restricted shares.

     In addition to this Open-End Mortgage, Gordon Brothers has been granted a security interest, including a lien on and a pledge of all inventory, all accounts and accounts receivables, contract rights, and all customer lists and goodwill. Mr. Fixler has been required to sign as a guarantor for Fix-Corp International. The schedule of payments required under the Loan portion of this agreement is skewed so as to allow a modest initial payment, then a payment of approximately $79,734 for the next five months, followed by a payment of $123,000, then $250,000, then $394,000 for the final four months.

     The contract contains a number of Negative Covenants, including but not limited to, certain limitations on the issuance any additional evidences of indebtedness; the creation, assumption, guarantee of indebtedness in addition to the indebtedness of the lender; there can be no sale or transfer of ownership without the lender's prior written consent; and

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued

the borrower is barred from making any loans or advances to any individual or officer of the Borrower. In addition, the Company is prohibited from paying Dividends without the prior written permission of the lender and may not make any investments without the lender's prior written permission; the Borrower may not merge or consolidate with or into any other corporation; the Borrower may not sell, lease or dispose of its assets without the lender's prior written consent and the Borrower may not grant any security interest in or mortgage of any of its properties that are included in the lender's collateral. Finally, the Borrower is barred from engaging in any business other then the business in which it is currently engaged or a business reasonably allied thereto.


NOTE 8 - BRIDGE FINANCING NOTES PAYABLE


                                                                    1996       1995
--------------------------------------------------------------------------------------
Bridge Notes Payable to shareholders (5 individuals)               $250,000    $- 0 -

6.07% Convertible Bridge Note Payable                               200,000     - 0 -
                                                                   --------    ------
                Total                                              $450,000    $- 0 -
                                                                   --------    ------
                                                                   --------    ------


     Subject to a certain "Confidential Private Placement Memorandum", more fully described in Note 10, the Company has sold $250,000 in Bridge Notes to qualified accredited investors. The proceeds of Bridge Notes was used for the purpose of acquiring the Resource Recovery plant. The note holders are entitled to a twenty-two (22%) percent return on investment as well as an stock dividend of eighteen (18%) percent of monies invested at $.50 per share or 18,000 shares of common stock, which was issued and held in escrow. The Company retains the right to "repurchase" the shares upon payment of the notes. The term of the loan is generally 120 to 180 days from closing.


     On December 11, 1996, for value received, the Company promised to pay to the order of Generation Capital Associates, a non affiliated New York limited partnership or its assigns the principal amount of two hundred thousand dollars ($200,000). The principal thereof and any unpaid accrued interest thereon shall be due and payable on June 31,1997 The note bears interest at the rate of 6.07% percent per annum on the outstanding principal balance, to be payable quarterly commencing January 1,1997.


     This Note was issued by the Company in accordance with the provisions of Rule 504 ("Rule 504") of Regulation D of the rules and regulations promulgated under the provisions of the Securities Act of 1933, as amended, and the issuance of the Note and the shares of common stock of like Company (the "Common Stock") issuable upon conversion of the Note (the "Conversion Shares") The Note and the Conversion Shares shall be issued under the Act without any restrictive legend regarding the transfer of this Note or the Conversion Shares.


     In connection with any conversion of the Note into any Common Stock, the Company has placed into escrow an aggregate of 1,000,000 shares of Common Stock issued in accordance with Rule 504 hereunder, pursuant to the terms of an Escrow Agreement.


     The Purchaser of this Note is entitled, at its option. at any time and in whole or in part, until maturity hereof (as extended by Purchaser) to convert the principal) amount of the Note or any portion of the principal amount hereof into Shares of Common Stock at a conversion price for each share of Common Stock equal to Fifty Percent (50%) of the Closing Bid Price of the Common Stock on the business date immediately preceding the conversion date. For purposes of this
Section 1, the Closing Bid Pace shall be the closing bid price of the Common Stock as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), or the closing bid price in the over-the-counter market or, in the event the Common Stock is listed on a stock exchange, the closing bid price value per share shall be the closing price on the exchange as reported in the Wall Street Journal.


     Fix-Corp International, for value received, Gordon Brothers is entitled to purchase from the Company after December 16, 1997 but before December 16, 1999 (the expiration date), five hundred thousand (500,000) shares of the Company's $.0001 value common stock at a price of twenty-five cents ($0.25) per share (the Purchase Price). Such shares under option are restricted shares.


     In addition, The Company has communicated it's intention to spin the plant off in a public offering within a year. Should that plan become a reality the Bridge note holders would receive 15,000 warrants at a price to be set by the Underwriter.

     Subsequent to the balance sheet date, $150,000 representing three (3) Bridge Notes were retired in full. The corresponding stock was reacquired from escrow at that time.

NOTE 9 - NOTES PAYABLE



                                                     1996            1995
-----------------------------------------------------------------------------
 Notes Payable to shareholders (3 individuals)      $418,000       $190,000

 12% Note Payable                                     80,000          - 0 -

 Notes Payable to others (4 individuals)             100,000        310,000
                                                    --------       --------
      Total                                         $598,000       $500,000
                                                    --------       --------
                                                    --------       --------

     The proceeds of the notes have generally been used for working capital and purchase order financing contracts. The notes are generally short-term renewable notes bearing interest at from 1% to 4% per month. All notes are current.

     Interest Expense on the notes, including all contract financing, is included as a separate line item in the Statements of Operations under Cost of Sales and Contract Financing Operations, and totaled $398,087 and $250,822 for the years ended 1995 and 1996, respectively.

NOTE 10 -  LEASE COMMITMENTS

     On December 9, 1996, the Company entered into a one (1) year renewal lease for office space that houses the corporate offices, purchase order and merchandise sales segments of the business. Rent expense under prior lease arrangements amounted to $10,800 and $10,800 for the years ended December 31, 1996 and 1995, respectively. Monthly rentals through December 31, 1997 are $900 per month.

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued

     Pursuant to that certain Purchase and Sale Agreement, more fully described in Note 4, involving the acquisition of the Resource Recovery plant in Heath, Ohio, the Company entered into a Track Lease Agreement for 200' of railroad siding (including land) for the sole purpose of the storage of railroad cars owned, leased or consigned to the Company. The term of the lease is for a period of ten (10) years beginning August 14, 1996 and expiring August 14, 2006, with an option for an additional ten (10) years expiring August 14, 2016. Annual rentals, paid in advance, are $1,000 per year.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

(A.) Bridge Note Financing

     In conjunction with the $450,000 in Bridge Note financing, more fully described in Note 8 , the note holders are entitled to a twenty-two (22%) percent return on investment as well as a stock dividend of eighteen (18%) percent of monies invested at $.50 per share or 18,000 shares of common stock, which was issued and held in escrow. The Company has retained the right to "repurchase" the shares upon payment of the notes. The term of the loan is generally 120 to 180 days from closing.

     In addition to the above, the Company has communicated it's intention to spin the plant and the related operations off in a public offering within a year. Should that plan become a reality the Bridge note holders would receive 15,000 warrants at a price to be set by the Underwriter.

(B.)  Merger with Lifechoice, Inc.

     As indicated in Note 1, on or about October 23, 1995, Fix-Corp International was acquired by Lifechoice, Inc., preparatory to a reverse merger in which Fix-Corp assumed control over Lifechoice, Inc. and imbued Lifechoice, Inc. with its operations and management. Lifechoice, Inc. was a publicly traded company listed on the NASD Bulletin Board and possessed no assets and no liabilities, in effect a shell corporation.

     Lifechoice, Inc. was brought to the attention of Fix-Corp. by a business in Florida called LBI Group, Inc. and by a firm in New York called the Accord Group, Inc. These parties relied upon representations made by the seller of the shell, namely a firm called The Worthington Company. Lifechoice, Inc. had previously filed an Issuer Information Statement with NASD in compliance with Rule 15c2-11 of Securities and Exchange Commission's rules. This Issuer Information Statement was never rescinded and this permitted Lifechoice, Inc. to remain listed with the NASD Bulletin Board and possess all of the overt characteristics of a public company.

     In actuality, the charter of Lifechoice, Inc. had previously been canceled by the State of Utah and the seller had created a new Lifechoice, Inc. under a different charter number and represented this new company as the same entity listed on the NASD Bulletin Board. In the State of Utah, the corporation, as defined by its charter number, is viewed as the owner of the registration when this registration is procured. Consequently, the company represented by the seller did not own any registration statement.

     When the State of Utah opened an active investigation into this practice, the seller recommended a redomiciling of the company from Utah to Delaware. The movement of a company from one domicile to another does not cure the defect consisting of a charter that cannot be linked to a registration statement. As a consequence of this action, the seller has been barred by the Securities and Exchange Commission from the securities business.

     The State of Utah has reviewed the merger between Fix-Corp. and Lifechoice, Inc. and they have determined that Fix-Corp is a victim of this fraud. Accordingly, the State of Utah has opted to take no action against Fix-Corp International.

     The Company is aware of this flaw in its shell and has taken steps to remedy the situation. The Company has filed two registration statements in the State of New York, thus aligning registrations with its current charter. The Company has also procured a secondary trading exemption from Standard & Poor's. The Company further intends to file a registration statement in Utah and thereby rectify the flaw which the Company unknowingly acquired when it entered into this merger transaction with Lifechoice, Inc.

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued

NOTE 12 -  STOCKHOLDERS' EQUITY

     Common Stock and Incorporation - On or about October 23, 1995, Fix-Corp International, Inc. (Fix-Corp), a newly-formed Delaware corporation, was acquired by Lifechoice preparatory to a reverse merger in which Fix-Corp assumed control over Lifechoice, a publicly traded company listed on the NASD Bulletin Board. Lifechoice possessed no assets and no liabilities and, was in effect, a shell corporation. The Company assumed the name of Fix-Corp International, Inc. and was redomiciled to Delaware. See Note 11.

     Preferred Stock - The Company's Articles of Incorporation authorize the issuance, upon resolution of the Board of Directors and without further shareholder approval, of up to 2,000,000 shares of Preferred Stock with a par value of $.001 per share, including any terms of one or more of the classes or series of Preferred Stock, including dividend rights, conversion prices as stipulated by the Board.

     Stock Dividend and Shares Held in Escrow - In conjunction with the Bridge Notes, more fully described in Note 11, the Company has committed to a stock dividend of eighteen (18%) percent of monies invested at $.50 per share or 18,000 shares of common stock, which was issued and held in escrow. The Company retains the right to "repurchase" the shares upon payment of the notes.

     Additional Equity Commitments - In addition to the above, the Company has communicated it's intention to spin the plant and the related operations off in a public offering within a year. Should that plan become a reality the Bridge note holders would receive 15,000 warrants at a price to be set by the Underwriter.

     Stock Option - An employment agreement was executed on January 3, 1997 with Mark Fixler, the Company's President, CEO and principal shareholder that includes, among other provisions, an Option to the Employee to purchase four million shares of stock at the fixed price of fifty cents per share. This Option can be exercised at any time during the employment period. The Company is similarly obligated to purchase $2 million dollars of Key Man Insurance.

NOTE 13  -  SEGMENT INFORMATION

      As discussed in Note 1, the Company operates in three (3) major segments of business: Recycled plastic, merchandise sales and purchase order contract financing. Information concerning operations in these businesses at December 31, 1996 and 1995, and for the years then ended, is presented below:

                                         CONTRACT      PRODUCT    RECYCLED
FOR THE YEAR ENDED DECEMBER 31, 1996    FINANCING       SALES     PLASTIC     TOTAL
--------------------------------------------------------------------------------------
Net Revenue                             $510,780       $232,823        $-0-    $743,603

Cost of Sales and Financing              293,761        126,153         -0-     419,914
                                        --------       --------  ----------  ----------
    Gross Profit                        $217,019       $106,670        $-0-    $323,689
                                        --------       --------  ----------
                                        --------       --------  ----------
Other Costs & Expenses                                                          434,512
                                                                             ----------
    Net Loss                                                                  ($110,823)
                                                                             ----------
                                                                             ----------
Capital Expenditures                        $-0-           $-0-  $9,492,000  $9,492,000
                                        --------       --------  ----------  ----------
                                        --------       --------  ----------  ----------

Deferred Plant Startup Costs                $-0-           $-0-     $36,750     $36,750
                                        --------       --------  ----------  ----------
                                        --------       --------  ----------  ----------
Depreciation & Amortization               $9,757         $9,757        $-0-     $19,514
                                        --------       --------  ----------  ----------
                                        --------       --------  ----------  ----------

                                                    Fix-Corp International, Inc.
                                                     (formerly Lifechoice, Inc.)
                                       Notes to Financial Statements - Continued

                                         CONTRACT      PRODUCT    RECYCLED
FOR THE YEAR ENDED DECEMBER 31, 1995    FINANCING       SALES     PLASTIC     TOTAL
--------------------------------------------------------------------------------------
Net Revenue                             $663,752        $91,812        $-0-    $755,564

Cost of Sales and Financing            1,495,738         47,340         -0-   1,543,078
                                       ---------       --------  ---------- -----------

    Gross Profit                       ($831,986)       $44,472        $-0-   ($787,514)
                                       ---------       --------  ----------
                                       ---------       --------  ----------
Other Costs & Expenses                                                          327,128
                                                                            -----------
    Net Loss                                                                ($1,114,642)
                                                                            -----------
                                                                            -----------
Capital Expenditures                     $11,250        $11,250        $-0-     $22,500
                                       ---------       --------  ---------- -----------
                                       ---------       --------  ---------- -----------
Depreciation & Amortization               $9,757         $9,757        $-0-     $19,514
                                       ---------       --------  ---------- -----------
                                       ---------       --------  ---------- -----------


NOTE 14 - SUBSEQUENT EVENTS


(A.) Bridge Notes Payable

     Subsequent to the balance sheet date, $150,000 representing three (3) Bridge Notes were retired in full. The corresponding stock was reacquired from escrow at that time.

(B.)  Employment Agreements


     An employment agreement was executed on January 3, 1997 with Mark Fixler, the Company's President, CEO and principal shareholder that contemplates a three year term. Mr. Fixler's annual base salary was set at $200,000 for 1997, $250,000 for the second year and $300,000 for the third year. If the full term of the employment agreement is not honored, then the Company is obligated to a $2,000,000 severance payment. The contract provides for a $20,000 allowance for reasonable travel and other out-of-pocket expenses, to be supported by bills and receipts, a $750 per month automobile allowance plus reasonable car phone expenses and reasonable car maintenance expenses, plus Health and Dental Insurance and three weeks of paid vacation.

     In addition, the contract provides for an Option to the Employee to purchase four million shares of stock at the fixed price of fifty cents per share. This Option can be exercised at any time during the employment period. The Company is similarly obligated to purchase $2 million dollars of Key Man Insurance.

                FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 30, 1997 AND DECEMBER 31, 1996

                                                      09/30/97       12/31/96
                                                     (UNAUDITED)     (AUDITED)
                                                     -----------    ----------
                                ASSETS
CURRENT ASSETS
  Cash                                              $ 2,398,541     $  224,539
  Investment in Marketable Securities                   128,287        130,692
  Trade Accounts Receivable, net                      1,236,177         88,763
  Special Trade Account                                 300,000            -0-
  Purchase Order Financing Contracts                    215,500        221,672
  Inventory                                             877,876         96,002
  Other Current Assets                                   75,367            -0-
                                                    -----------    -----------
       Total Current Assets                           5,231,748        761,668
                                                    -----------    -----------
PROPERTY, PLANT & EQUIPMENT
  (at cost less accumulated depreciation and
  amortization)
  Land & Land Held for Development                      750,000        750,000
  Buildings                                           2,000,000      2,000,000
  Plant Equipment                                    10,472,931      6,642,000
  Office Furniture & Fixtures                           122,500        122,500
                                                    -----------    -----------
                                                     13,345,431      9,514,500
  Less Accumulated Depreciation and Amortization       (550,000)        (6,428)
                                                    -----------    -----------
       Total Property, Plant & Equipment             12,795,431      9,508,072
                                                    -----------    -----------
OTHER ASSETS
  Licensing Agreements                                   30,000            -0-
  Deferred Income Taxes                                 491,121        412,150
  Other Assets & Deferred Charges                       193,750        212,226
                                                    -----------    -----------
       Total Other Assets                               714,871        624,376
                                                    -----------    -----------
           Total Assets                             $18,742,050    $10,894,116
                                                    -----------    -----------
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Secured Equipment Loan Payable                           $-0-     $2,500,000
  Bridge Financing Notes Payable                            -0-        450,000
  Line of Credit                                      1,037,843            -0-
  Notes Payable                                       1,748,582        598,000
  Accounts Payable and Accrued Expenses               1,415,478        112,325
                                                    -----------    -----------
       Total Current Liabilities                      4,201,903      3,660,325
                                                    -----------    -----------
LONG-TERM DEBT
  Notes Payable                                       3,383,347            -0-
                                                    -----------    -----------
STOCKHOLDERS' EQUITY
  Preferred Stock, $.001 par value, 2,000,000
  shares authorized, -0- shares issued or
  outstanding                                                 -              -
  Common Stock, $.0001 par value, 100,000,000
  shares authorized, 20,974,024 and 26,465,010
  issued and outstanding in 1996 and 1997                 2,646          2,097
  Additional Paid in Capital                         12,997,332      8,246,406
  Unrealized Holding Loss on Investments                (68,673)       (68,673)
  Retained Earnings (Deficit)                        (1,774,505)      (946,039)
                                                    -----------    -----------
       Total Stockholders' Equity                    11,156,800      7,233,791
                                                    -----------    -----------
       Total Liabilities and Stockholders' Equity   $18,742,050    $10,894,116
                                                    -----------    -----------

                    The accompanying notes are an integral part
                          of these financial statements.

                  FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE NINE MONTH
                         PERIOD ENDED SEPTEMBER 30, 1997

                                                09/30/97         12/31/96
                                              (UNAUDITED)        (AUDITED)
                                              -----------        ---------
REVENUE
  Fees and Commissions Purchase Order
  Contract Financing                            $191,795         $510,779
  Merchandise Sales                            5,629,189          232,824
  Special Account                                500,000              -0-
                                              ----------       ----------
     Total Revenue                             6,320,984          743,603
                                              ----------       ----------
COST OF SALES AND CONTRACT FINANCING
OPERATIONS                                     4,236,567          419,914
                                              ----------       ----------
     Gross Profit                              2,084,417          323,689
                                              ----------       ----------
OPERATING EXPENSES
  Salaries, Wages and Related Costs              240,998          277,317
  Depreciation and Amortization                  551,500           19,514
  Legal & Professional, including Consulting
  Fees                                           170,338           98,513
  Other General & Administrative               1,823,308           96,039
  Deferred Preoperating Plant Startup Costs          -0-          (36,750)
                                              ----------       ----------
     Total Expenses                            2,786,144          454,633
                                              ----------       ----------

     Operating Income (Loss)                    (701,727)        (130,944)
                                              ----------       ----------
OTHER INCOME (EXPENSE)
  Interest Expense and Financing Costs           205,710           32,730
                                              ----------       ----------

     Net (Loss) Before Income Taxes             (907,437)        (163,674)

LESS PROVISION FOR DEFERRED INCOME TAXES
  Federal                                        (64,253)         (43,000)
  State                                          (14,718)          (9,850)
                                              ----------       ----------
     Total Deferred Income Taxes                 (78,971)         (52,850)
                                              ----------       ----------
     Net Loss                                  ($828,466)       ($110,824)
                                              ----------       ----------
PRIMARY LOSS PER COMMON SHARE
  Net Loss per common share                       (0.035)          (0.008)

  Weighted average common shares outstanding  23,719,517       14,040,040
                                              ----------       ----------

FULLY DILUTED LOSS PER COMMON SHARE
  Net Loss per common share                       (0.030)          (0.006)
                                              ----------       ----------
  Weighted average common shares outstanding  27,719,517       18,040,040
                                              ----------       ----------

                   The accompanying notes are an integral part
                          of these financial statements.

                FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
         FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE NINE MONTH
                   PERIOD ENDED SEPTEMBER 30, 1997

                                   COMMON STOCK        ADDITIONAL     RETAINED         TOTAL
                                -------------------      PAID-IN      EARNINGS    STOCKHOLDERS'
                                  SHARES     AMOUNT      CAPITAL      (DEFICIT)      EQUITY
                                ---------    ------    -----------    ---------   -------------
Balances at December 31, 1995   7,106,056      711       641,230      (835,216)      (193,275)

Acquisition of Ohio
Resources Recovery Plant        8,000,000      800     5,999,200                    6,000,000

Private Placement of Common
Stock, net of issuance cost     4,267,968      426     1,605,976                    1,606,402

Issuance of shares to secure
bridge financing, held in
escrow subject to loan
agreements                      1,600,000      160           -0-                          160

Net Loss for the period                                               (110,823)      (110,823)
                             -----------------------------------------------------------------
Balances at December 31,
1996                           20,974,024   $2,097    $8,246,406     ($946,039)    $7,302,464
                             -----------------------------------------------------------------
Private Placement of Common
Stock, net of issuance cost     5,490,986      549     4,750,926                    4,751,475

Net loss for the period                                               (828,466)      (828,466)
                             -----------------------------------------------------------------
Balances at September 30,
1997                           26,465,010   $2,646   $12,997,332   ($1,774,505)   $11,225,473
                             -----------------------------------------------------------------
Unrealized Holding Loss on
Investments                                                                           (68,673)
                                                                                  -----------
  Total Stockholders' Equity                                                      $11,156,800
                                                                                  -----------
                                                                                  -----------

                     The accompanying notes are an integral part
                            of these financial statements.

               FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
           FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE NINE MONTH
                       PERIOD ENDED SEPTEMBER 30, 1997

                                                                        09/30/97           12/31/96
                                                                       (UNAUDITED)         (AUDITED)
                                                                       -----------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                                                    ($828,466)          ($110,823)

  ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES
  Depreciation & Amortization Expense                                    551,500              19,514

  Investment in Marketable Securities                                      2,405            (199,365)
   (Increase) Decrease in Trade Accounts Receivable                   (1,147,414)            (29,327)
   (Increase) Decrease in Special Trade Account                         (300,000)                -0-
   (Increase) Decrease in Purchase Order Financing Contracts               6,172            (148,872)
   (Increase) in Inventory                                              (781,874)            (96,002)
   (Increase) in Other Current Assets                                    (75,367)                -0-
   (Increase) in Deferred Tax Asset                                      (78,971)            (52,850)
  Increase (Decrease) in Accounts Payable                              1,303,153             (41,459)
                                                                      ----------           ---------
     Net Cash Provided (Used) by Operating Activities                 (1,348,861)           (659,184)
                                                                      ----------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Land & Land Held for Development                               -0-            (500,000)
  Purchase of Buildings                                                      -0-          (1,000,000)
  Purchase of Plant Equipment                                         (3,830,931)         (1,992,000)
  Purchase of Office Furniture & Fixtures                                    -0-            (100,000)
  Additions to Other Assets                                              (30,000)           (152,700)
                                                                      ----------           ---------
     Net Cash Provided (Used) by Investing Activities                 (3,860,931)         (3,744,700)
                                                                      ----------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Sale of Stock                                          4,751,475           1,606,402
  Change in Short Term Borrowings                                        286,425           2,950,000
  Proceeds from Notes Payable, net                                     2,345,894              38,161
                                                                      ----------           ---------
     Net Cash Provided (Used) by Financing Activities                  7,383,794           4,594,563
                                                                      ----------           ---------
         Net Income Increase (Decrease) in Cash                       $2,174,002            $190,679
                                                                      ----------           ---------
Cash at Beginning of Period                                             $224,539             $33,860
                                                                      ----------           ---------
Cash at End of Period                                                 $2,398,541            $224,539
                                                                      ----------           ---------
                  SUPPLEMENTAL DISCLOSURES
INTEREST PAID, EXCLUDING PURCHASE ORDER CONTRACT FINANCING              $205,710             $32,730
                                                                      ----------           ---------
ACQUISITION OF OHIO RESOURCES RECOVERY PLANT, HEATH, OHIO
FOR COMMON STOCK AND ALLOCATED AS FOLLOWS:
  Land & Land Held for Development                                           -0-             250,000
  Buildings                                                                  -0-           1,000,000
  Plant Equipment                                                            -0-           4,650,000
  Office Furniture & Fixtures                                                -0-             100,000
                                                                      ----------           ---------
                                                                             -0-           6,000,000
                                                                      ----------           ---------

                    The accompanying notes are an integral part
                         of these financial statements.

               FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   SEPTEMBER 30, 1997 & DECEMBER 31, 1996

     The financial Information presented as of any date other than December 31 has been prepared from the books and records without audit. Financial Information as of December 31 has been derived from the audited financial statements of the Company, but does not include all disclosures required by generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods indicated
 have been included. For further information regarding the Company's accounting policies, refer to the Financial Statements and related notes included in the Company's Annual Report for the year ended December 31, 1996.

Note 1 - Organization and Description of the Business

     The Company is organized under the laws of the state of Delaware. A predecessor of the Company was initially incorporated in 1995 under the laws of the state of Utah and under the name Lifechoice, Inc. In 1995, in connection with the acquisition by the Company of a company organized by Mark Fixler, the Company's Chief Executive Officer and President and Chairman of its Board of Directors, the Company changed its name from Lifechoice, Inc. to Fix-Corp International, Inc., and was redomociled from being a corporation organized under Utah law to one organized in Delaware.

     The Company's principal business is the manufacturing of recycled plastic (in particular, high-density polyethylene or "HDPE") resin, through its wholly-owned subsidiary, Fixcor Industries, Inc. ("Fixcor"), a Delaware corporation. The Company expects during the first quarter of fiscal year 1998 to commence the manufacturing of plastic pallets from recycled resin through its wholly-owned subsidiary, Pallet Technologies, Inc. ("Pallet Technologies"), a Delaware corporation.

     In December, 1996, the Company acquired a recycling plant in Heath, Ohio, also known as the Heath Resource Recovery Plant. In connection with this acquisition, in December, 1996, the Company formed Fixcor to own and operate the Facility. On January 8, 1997, the first processing line at the Facility became operational. During July, 1997, the Company formed Palletech (the certificate of incorporation of which was amended in December, 1997 to change its name to "Pallet Technologies, Inc.) to manufacture plastic pallets from recycled plastic resin. The Company expects that it will dedicate significantly less resources to the corporate awards jewelry marketing and purchase order financing businesses, that the plastic recycling business will continue to grow, and that the operations of Fixcor and Pallet Technologies will generate a greater percentage and, eventually, substantially all of the revenue of the Company in fiscal year 1998, such that the Company is considered primarily to be in the plastic recycling and recycled products business.

     The Company has two wholly-owned subsidiaries, Fixcor and Pallet Technologies. Fixcor owns and operates the Facility, located in the Mid-Ohio Industrial Park at 1835 James Parkway in Heath, Ohio 43056. Pallet Technologies' operations will also take place at the Facility. The closest major metropolitan area is Columbus, Ohio, about 30 miles away. Within the plastics industry, the Company intends to establish itself as a high volume supplier of

                                   FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                       CONTINUED

recycled HDPE resin. Simultaneously the Company intends to pursue a program of vertical integration whereby it has the capacity to utilize its own resin product and fabricate a value-added plastic end product.

Note 2 - Patents, Trademarks and Licenses

     Pallet Technologies has entered into a Licensing and Marketing Agreement with Nitro Plastics Technologies of Israel. Under that agreement, Pallet Technologies is the sub-licensee of certain proprietary injection molding technology for the manufacturing of plastic pallets and other products from recycled plastic. The Company believes that otherwise it and its subsidiaries have all rights necessary to carry on their operations. In particular, in connection with the acquisition of the Facility from Quantum, the Company purchased equipment and other tangible assets that it believes are necessary for Fixcor's operations. The Company is not the holder of any letters patent, trademark or copyright registrations, and has not applied for any of the foregoing.

Note 3 - California Grant and AlliedSignal Agreement

     In June, 1997, the Company was awarded a $256,868 research grant from the Integrated Waste Management Board of the State of California to develop a solution to the problems associated with non-recyclable HI)PE motor oil containers, which have historically been sent to landfills. The solution will involve the separation of the remaining oil from the "empty" container, and then the recycling of the HDPE container and the separate recycling of the remaining oil. To do this, in September, 1997, Fixcor entered into a license agreement with The Federal Manufacturing & Technologies business unit of AlliedSignal Inc. ("AlliedSignal") under which AlliedSignal licenses to Fixcor certain technology and Fixcor pays a license fee and ongoing royalties based principally on sales of products sold arising out of use of the licensed technology. A copy of the license agreement between Fixcor and AlliedSignal is attached to the Form 10-SB.

     The Company has not spent significant amounts on research and development in the past and, except for the grant from the State of California, does not expect its research and development budget in the future to be material.

Note 4 - Secured Equipment Loan Payable

     In May, 1997, Fixcor secured financing for the Facility from NationsCredit Commercial Corporation. This consisted of revolving loans up to $7,000,000 for inventory and accounts receivable financing, permanent financing, and equipment acquisition. This financing included a mortgage security agreement which encumbered substantially all of the assets of the Facility. Mr. Fixier was the guarantor of this facility in an amount up to $750,000 plus expenses. All financing from NationsCredit Commercial Corporation was refinanced through Gordon Brothers Capital Corp. in December, 1997.

     In July, 1997, the Company, Fixcor and Pallet Technologies, as borrowers, secured financing from Gordon Brothers Capital Corp., in the form of a $3,500,000 line of credit, intended to finance the acquisition of equipment for use in the operations of Pallet

Technologies. Like the facility from NationsCredit Commercial Corporation, this facility is secured by substantially all of the assets of the Company and its subsidiaries. The two lenders entered into an Intercreditor Agreement with respect to their respective security interests. Mr. Fixler is the guarantor of this line of credit in an amount up to $1,000,000. All financing from NationsCredit Commercial Corporation was refinanced through Gordon Brothers Capital Corp. in December, 1997.

Note 5 - Environmental Matters and Government Regulation

     The business operations of the Company and the ownership and operations of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations. See "Risk Factors." Fixcor's current expenses for compliance with environmental laws and regulations is approximately $300,000 per year, primarily the cost of water treatment. Two environmental "Phase I" examinations were done in connection with the purchase of the Facility and the reports from those examinations did not reveal any contamination.

     Fixcor has made no material capital expenditures, and expects to make none, for environmental control facilities in connection with the recently installed third operating line, and Pallet Technologies expects to make none in connection with its operations, at the Facility.

     The United States Food and Drug Administration (the "FDA") regulates the content of direct-contact food containers and packages, including containers and packages made from recycled plastics and paper products. The FDA currently limits the amount of recycled materials that can be used in such containers and packages. To the Company's knowledge, its customers do not use the resin produced by the Fixcor for packaging for products for human consumption.

Note 6 - Commitments and Contingencies

     Mr. Fixler is party to a three year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $200,000 during the first year, $250,000 during the second year and $300,000 during the final year. In addition, Mr. Fixler receives a car allowance and reasonable car phone expenses, plus other benefits customarily given to executive officers. Under this agreement, Mr. Fixler is also granted an option to purchase 4,000,000 shares of common stock of the Company at a fixed price of $.50 per share and this option may be exercised at any time during the employment period. Finally, in the event of a consolidation or purchase of assets to another company or termination of employment for any other reason, Mr. Fixler is entitled to a $2,000,000 severance benefit. Prior to 1997, Mr. Fixler was not subject to a written employment agreement with the Company. He was paid a salary of $119,000 in 1996..

     Mr. DeLaurentus is party to a five year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $125,000 per year. He is also eligible for annual bonuses subject to the approval of the Board of Directors of the Company. In addition, Mr. DeLaurentus receives a car allowance and other benefits customarily given to executive officers. He is President of Fixcor and Vice President of the Company. He was not employed by the Company or Fixcor during fiscal year 1996.

     The Company is subject to an administrative "cease and desist order (the "Order") issued in August, 1997 by the Ohio Division of Securities, and relating to certain matters deemed to constitute violations of Ohio securities laws, including unregistered sales of securities and false representations in connection with a registration application. The Company believes that such violations resulted principally from miscommunication between the Company and its legal counsel at the time as to certain information communicated to the Ohio Division of Securities in connection with an application for registration by description filed in December, 1995 with respect to sales of the Company's common stock in Ohio. The Company believes that it is in compliance with the Order.

Note 7 - Stockholders' Equity

     In December, 1996 in connection with certain bridge financing, the Company granted to Generation Capital Associates, a New York limited partnership, warrants for the purchase of an aggregate of 100,000 shares of Common Stock at an exercise price of $.65 per share.

     In December, 1996 and July, 1997 in connection with debt financings from Gordon Brothers Capital Corporation and pursuant to Section 4(2) of the Securities Act, the Company granted to the lender warrants for the purchase of an aggregate of 1,000,000 shares of Common Stock at an exercise price of $1.25 per share, which the lender exercised in November, 1997. Certain "piggyback" and other registration rights with respect to the warrant shares were also granted to Gordon Brothers Capital Corporation.

     From June, 1997 to October 1, 1997, pursuant to an offering under Rule 506 of Regulation D, the Company sold 1,925,000 shares of Preferred Stock at $1.00 per share. Each share of Preferred Stock was convertible into one share of Common Stock, and as of October 1, 1997 all of the Preferred Stock had been converted into 1,925,000 shares of Common Stock. In addition, holders of Preferred Stock were granted rights to acquire additional shares of Common Stock at $1.00 per share, and 1,100,000 shares of Common Stock were issued pursuant to exercise of such rights.

     Stock Option - An employment agreement was executed on January 3, 1997 with Mark Fixler, the Company's President, CEO and principal shareholder that includes, among other provisions, an Option to the Employee to purchase four million shares of stock at the fixed price of fifty cents per share. This Option can be exercised at any time during the employment period. The Company is similarly obligated to purchase $2 million dollars of Key Man Insurance.

Note 8 - Subsequent Events

     In October, 1997 and November, 1997, pursuant to Rule 506 of Regulation D, the Company issued to two institutional investors $8,000,000 aggregate principal amount of 5% convertible Debentures. The principal amount of the Debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (ii) 84% of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion. The purchasers also received Warrants to purchase an aggregate of 530,240 shares of Common Stock at an exercise price equal to $3.91 per share. 331,400 of the Warrants are exercisable at any time through October 24, 2000, and 198,840 through November 25, 2000.

     On October 24, 1997, pursuant to a Convertible Debenture Purchase Agreement, the Company issued and sold in a private placement to two institutional investors an aggregate $5,000,000 principal amount of Debentures bearing interest at the rate of 6% per annum, payable quarterly in arrears, and due October 24,2000. On November 25, 1997, pursuant to an Amended and Restated Convertible Debenture Purchase Agreement. Under this and collateral documents, the interest rate was reduced to 5% (retaining the original October 24, 1997 effective date of the Debentures), the principal amount was increased to $8,000,000, with the additional $3,000,000 principal amount of Debentures, issued to one of the October, 1997 investors, bearing a rate of 5% per annum, payable quarterly in arrears, and due November 25,2000. The Company expects to use the net proceeds of the transactions primarily for such things as the acquisition of equipment for the start-up and expansion of Pallet Technologies and Fixcor operations. The principal amount of the Debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.91 (110% of the average closing bid price for the S trading days preceding closing), or (ii) 84% (previously 85% under the October documents) of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion. Except in limited circumstances, the conversion rights are subject to an aggregate limit 4.9% of the Company's outstanding Common Stock.

     The purchasers also received warrants to purchase an aggregate 331,400 shares of Common Stock at an exercise price equal to $3.91 per share. The warrants are exercisable at any time through October 24,2000. One of the purchasers also received warrants to purchase an aggregate 198,840 shares of Common Stock at that same price, exercisable at any time through November 25, 2000. The Company has reserved authorized shares of Common Stock sufficient to cover conversion of Debentures (and payment of interest thereon in shares of Common Stock) and the exercise of the warrants, and is required to effect and maintain for three years the Registration Statement of which this Prospectus is a part, under the Securities Act covering resales by the holders of such shares following conversion of Debentures (and payment of interest thereon in shares of Common Stock) and exercise of warrants.

     The debenture transaction documents include additional representations, warranties, covenants and default provisions not atypical for such financings. The principal October 24, 1997 debenture transaction documents, attached to the Form 10-SB, are incorporated by reference, and the principal November 25, 1997 debenture transaction documents are attached to the Registration Statement of which this Prospectus is a part.

                             PART III - INDEX TO EXHIBITS

 Exhibit                                         Names of            Date of
   No.        Name of Document              Parties to Document      Document
 * 1.    Amended and Restated         Fix-Corp International, Inc.   05/27/97
         Articles of Incorporation

 * 2.    Bylaws                       Fix-Corp International, Inc.   11/14/95

 * 3.    Acquisition Agreement        Fix-Corp, Inc. and Lifechoice, 10/95
                                      Inc.

 * 4.    Purchase and Sale            Quantum Chemical Corporation   08/14/96
         Agreement                    and Fix-Corp International,
                                      Inc.

 * 5.    Amendment No. 1 to           Quantum Chemical Corporation   10/29/96
         Purchase and Sale            and Fix-Corp International,
         Agreement                    Inc.

 * 6.    Employment Contract          Fix-Corp International, Inc.   01/01/97
                                      and Mark Fixler

 * 7.    Employment Agreement         Fix-Corp International, Inc.   01/01/97
                                      and Gary DeLaurentiis

 * 8.    Acquisition Agreement        Fix-Corp International, Inc.,  04/16/97
                                      Fixcor Industries, Inc. and
                                      Mark Fixler

 * 9.    Loan and Security            NationsCredit Commercial       05/14/97
         Agreement                    Corporation through its
                                      NationsCredit Commercial
                                      Funding Division, Lender and
                                      Fixcor Industries, Inc.,
                                      Borrower

 *10.    Guaranty                     NationsCredit Commercial       05/14/97
                                      Corporation through its
                                      NationsCredit Commercial
                                      Funding Division, Lender and
                                      Fixcor Industries, Inc.,
                                      Borrower, and Mark Fixler,
                                      Guarantor

 *11.    First Amendment to Loan      NationsCredit Commercial       07/16/97
         and Security Agreement       Corporation through its
                                      NationsCredit Commercial
                                      Funding Division, Lender and
                                      Fixcor Industries, Inc.,
                                      Borrower

 *12.    Term Note                    Palletech Inc., Fixcor         07/09/97
                                      Industries, Inc. and Fix-Corp
                                      International, Inc., Borrowers
                                      and Gordon Brothers Capital
                                      Corporation, Lender

 *13.    Loan and Security            Palletech Inc., Fixcor         07/09/97
         Agreement                    Industries, Inc. and Fix-Corp
                                      International, Inc., Borrowers
                                      and Gordon Brothers Capital
                                      Corporation, Lender

 *14.    Purchase Warrant and         Fix-Corp International, Inc.   07/09/97
         Agreement                    and Gordon Brothers Capital
                                      Corporation

 *15.    Intercreditor Agreement      Gordon Brothers Capital        07/09/97
                                      Corporation and NationsCredit
                                      Commercial Corporation,
                                      through its NationsCredit
                                      Commercial Funding Division

 *16.    License and Marketing        Nitro Plastics Technologies of 07/07/97
         Agreement                    Israel and Palletech Inc.

 *17.    Patent License Agreement     Fixcor Industries, Inc. and    09/25/97
                                      AlliedSignal, Inc.

 *18.    Convertible Debenture        Fix-Corp International, Inc.,  10/24/97
         Purchase Agreement           JNC Opportunity Fund Ltd. and
                                      Diversified Strategies Fund,
                                      L.P.

 *19.    6% Convertible Debenture     Fix-Corp International, Inc.   10/24/97
         Due October 24, 2000         and Holder

 *20.    Registration Rights          Fix-Corp International, Inc.,  10/24/97
         Agreement                    JNC Opportunity Fund Ltd., and
                                      Diversified Strategies Fund,
                                      L.P.


 *21.    Escrow Agreement             Fix-Corp International, Inc.,  10/24/97
                                      JNC Opportunity Fund Ltd.,
                                      Diversified Strategies Fund,
                                      L.P. and Robinson Silverman
                                      Pearce Aronsohn & Berman LLP

 *22.    Warrant                      Fix-Corp International, Inc.   10/24/97
                                      and Holder

 *23.    Original Certificate of      Fix-Corp International, Inc.   10/24/95
         Incorporation of the
         Company

 *24.    Loan and Security            Gordon Brothers Capital        12/16/96
         Agreement                    Corporation and Fix-Corp
                                      International, Inc.

 *25.    Amended and Restated         Fix-Corp International, Inc.,  11/25/97
         Convertible Debenture        JNC Opportunity Fund Ltd. and
         Purchase Agreement           Diversified Strategies Fund,
                                      L.P.

 *26.    Amended and Restated         Fix-Corp International, Inc.,  11/25/97
         Registration Rights          JNC Opportunity Fund Ltd. and
         Agreement                    Diversified Services Fund L.P.

 *99.27  Escrow Agreement             Fix-Corp, JNC Opportunity Fund 11/25/97
                                      Ltd., Diversified Strategies
                                      Fund L.P. and Robinson,
                                      Silverman, Pearce, Aronsohn &
                                      Berman LLP

 *99.28  Convertible Debenture        Fix-Corp International, Inc.,  1/22/98
         Purchase Agreement           JNC Opportunity Fund Ltd. and
                                      Diversified Strategies Fund,
                                      L.P.

 *99.29  $2,000,000 4% Convertible    Fix-Corp International, Inc.   1/22/98
         Debenture Due January 22,    and JNC Opportunity Fund Ltd.
         2001

 *99.30  $500,000 4% Convertible      Fix-Corp International, Inc.   1/22/98
         Debenture Due January 22,    and Diversified Strategies
         2001                         Fund, L.P.

 *99.31  Registration Rights          Fix-Corp International, Inc.,  1/22/98
         Agreement                    JNC Opportunity Fund Ltd. and
                                      Diversified Strategies Fund,
                                      L.P.


 *99.32  Warrant                      Fix-Corp International, Inc.   1/22/98
                                      and JNC Opportunity Fund Ltd.

 *99.33  Warrant                      Fix-Corp International, Inc.   1/22/98
                                      and Diversified Strategies
                                      Fund, L.P.

 *99.34  Escrow Agreement             Fix-Corp International, Inc.,  1/22/98
                                      Diversified Strategies Fund,
                                      L.P., JNC Opportunity Fund
                                      Ltd. and Robinson Silverman
                                      Pearce Aronsohn & Berman

 *99.35  Agreement for Sale of        Universal Vinyl Corp., Yoram   2/3/98
         Business Assets              Aisenberg, Avraham Weinstein
                                      and Fix-Corp International,
                                      Inc.

 *99.36  First Amended Licensing      Nitro Plastics Technologies of 2/98
         and Marketing Agreement      Israel, Yoram Aisenberg and
                                      Pallet Technology, Inc.
